DELPHI
Financial Group, Inc.

02031412

Arls
P.E. 12/31/01

REC'D S.E.C.
APR 16 2002

PROCESSED
APR 18 2002
THOMSON
FINANCIAL

2001 ANNUAL REPORT

Delphi Financial Group, Inc. is an integrated employee benefit services company. We are a leader in managing all aspects of employee absence to enhance the productivity of our clients and we provide the related insurance coverages: long-term and short-term disability, excess and primary workers' compensation, group life, and travel accident. Our asset accumulation business emphasizes individual annuity products. Our common stock is listed on the New York Stock Exchange under the symbol DFG and our corporate website address is www.delphifin.com.

2001 Highlights

- ◇ Premium revenues in our core group employee benefit products are running 16% higher than a year ago;
- ◇ New production in our core products increased from 2000, sharply accelerating in the fourth quarter with a 47% gain;
- ◇ We achieved 20% price increases and significant improvement in contract terms on year-end renewals at our Safety National subsidiary;
- ◇ The deleveraging strategy we initiated in the fourth quarter of 2000 cut our debt in half, and it is now only 17% of capital;
- ◇ Book value per share at December 31, 2001 increased to $28.50 from $26.87 at December 31, 2000.

"Delphi enters 2002 as a significantly stronger company that is well positioned to capitalize on the attractive growth opportunities we face. The outlook for all of our insurance businesses is extremely bright right now."

Financial Highlights

DELPHI FINANCIAL GROUP, INC.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years Ended December 31,	2001	2000	1999	1998	1997
Income Statement Data:					
Core Premium and Fee Income[1]	**$ 471,368**	$ 419,072	$ 374,887	$ 337,233	$ 307,524
Net Investment Income	**157,509**	184,576	180,945	168,692	162,380
Revenues Excluding Realized Investment (Losses) Gains	**664,713**	650,933	666,213	595,566	523,251
Operating Income[2]	**81,652**[3]	157,371	144,995	124,960	118,326
Operating Earnings[4]	**44,747**[5]	86,438	80,850	68,564	65,513
Net Income (Loss)	**6,505**	(3,293)	50,285	87,035	74,982
Balance Sheet Data:					
Total Assets	**3,336,146**	3,440,010	3,395,688	3,287,057	3,203,713
Long-Term Debt	**125,675**	267,770	283,938	265,165	178,769
Capital Securities of Delphi Funding L.L.C.	**36,050**	100,000	100,000	100,000	100,000
Shareholders' Equity	**581,994**	538,193	501,417	566,440	509,486
Diluted Per Share Data:					
Operating Earnings[4]	**2.18**[5]	4.24	3.73	3.13	3.07
Net Income (Loss)	**.32**	(.16)	2.32	3.97	3.51
Book Value	**28.50**	26.87	24.52	26.59	24.09
Weighted Average Shares Outstanding (in thousands)	**20,565**	20,388	21,674	21,920	21,367

(1) Primarily excludes loss portfolio transfers and reinsurance pools.
(2) Operating income is comprised of income from continuing operations excluding realized investment gains and losses and before interest and income tax benefit or expense.
(3) Includes a pre-tax charge of $44.3 million in 2001 for reserve strengthening primarily related to an unusually high number of large losses in the Company's excess workers' compensation products.
(4) Operating earnings is comprised of net income excluding realized investment gains and losses (net of the related income tax expense or benefit), discontinued operations and extraordinary items.
(5) Includes a charge of $28.8 million, net of taxes, or $1.40 per share, in 2001 for reserve strengthening. See note (3) above.

Core Premium and Fee Income[1]



Compound Annual Growth Rate 11%
$500
$400
$300
$200
$100
$0
1997
1998
1999
2000
2001

(1) Primarily excludes loss portfolio transfers and reinsurance pools.

New Core Premium Production



(in millions)
Compound Annual Growth Rate 19%
$150
$125
$100
$75
$50
$25
$0
1997
1998
1999
2000
2001

Letter to Shareholders



The road that Delphi traveled in 2001 was not smooth. After three right-on-target quarters, the fourth quarter was probably the bumpiest in our company's history. We incurred an unusually high number of large insurance losses that required us to take unprecedented action to strengthen reserves. As a result of this reserve strengthening, Delphi's results for 2001 were disappointing. Operating earnings were $44.7 million, or $2.18 per share, and net income was $6.5 million, or $0.32 per share, reflecting a large charge for investment writedowns in the fourth quarter.

Despite a very difficult journey, however, I'm pleased to report that Delphi arrived at the end of 2001 in a significantly stronger position than when the year began. This improvement is demonstrated by several key metrics:

- Premium revenues in our core group employee benefit products are running 16% higher than a year ago;
- New business production in our core products was up 13% year over year, sharply accelerating in the fourth quarter with a 47% increase;
- We achieved 20% price increases and significant improvement in contract terms on year-end renewals at our Safety National subsidiary;
- We cut our debt in half, and it is now only 17% of capital.

Because of these achievements and the underlying growth trends in our attractive market niches, Delphi is well positioned for strong financial performance in 2002 and beyond. We have particularly high confidence for earnings growth in 2003 at or above the high end of our target growth range of 10-12%.

Success of Deleveraging Strategy

Delphi began 2001 with a new corporate strategy designed to deleverage our balance sheet, enhance the predictability of our earnings, and emphasize our profitable, growing insurance businesses. We believed that a streamlined, more transparent, more predictable Delphi would find greater favor in the stock market and from rating agencies.

Debt to Total Capitalization


30%
20%
10%
0%
1999
2000
2001

Our strategic shift was a clear success. We won upgrades from several rating agencies and received positive feedback from equity analysts and investors for our improved capital structure and ability to hit our earnings targets in the first three quarters of 2001. Our debt to total capital ratio, 30% at the end of 2000, plunged by almost half to 17% at the end of 2001. We strengthened our financial position during the year, as book value increased to $28.50 per share at the end of 2001 from $26.87 per share at the end of 2000.

Growth in Group Employee Benefit Products

Our new strategy also enabled senior management to spend much less time with rating agencies and more time on our insurance operations. We benefited in 2001 from two important initiatives that are helping to drive growth in premium and production: expanding the sales force for our group employee benefit products and adding clients for our unique Integrated Employee Benefits program.

Reliance Standard Life (RSL) increased its sales force by 16% in 2001 and expanded geographically with the opening of two new sales offices in Southern California and South Florida. The sales force expansion contributed to a 46.5% increase in new business production of core group employee benefit products at RSL in the fourth quarter. RSL's growth also reflected continued strength in our small case niche, focused on businesses with 50-1,000 employees. This niche remains less competitive and price sensitive, and the small to medium-sized companies who make up our client base have continued to grow despite difficult economic conditions.

Core Group Employee Benefit Earned Premiums


(in millions)
$500
$400
$300
$200
$100
$0
Compound Annual Growth Rate 11%
1997
1998
1999
2000
2001
Disability
Group Life
Excess Workers' Comp
Travel, Accident, Dental and Other

We continued to make progress in expanding our Integrated Employee Benefits program, in which we sell insurance coverage combined with productivity-enhancing absence management services from our Matrix Absence Management subsidiary. These services are primarily targeted at larger companies and build on Matrix's strong track record of helping leading companies reduce lost productivity. For all of 2001, this program accounted for approximately $60 million of revenues, from a standing start in 1998 when we acquired Matrix.

Hardening Market in Excess Workers' Compensation

For Safety National, the industry cycle has definitively turned in the company's favor, with dramatic strengthening in its core excess workers' compensation business. The tight market in the primary workers' compensation insurance market has accelerated the long-term trend toward self-insurance against workers' compensation risks, greatly increasing demand for excess workers' compensation coverage.

As a result, the company has seen very large increases in new business, along with higher prices. We have also shifted more of the risk to our insureds through better contract terms. Safety National achieved price increases of more than 20% on a substantial portion of our key December 2001 and January 2002 renewals, and we expect similar price increases as the rest of the book renews throughout 2002. New business production in December and January was $10 million, compared with $4 million in the same two months a year ago. Logically, since we are getting more premium dollars for less risk, one would expect profit margins to improve dramatically. We do not expect to report any such improvement in 2002. But as actual experience emerges, we expect those improved margins to be reflected in results for 2003 and beyond. That is why we have such high confidence for earnings growth.

Fourth Quarter Reserve Strengthening

Even while our new corporate strategy was successfully unfolding and our insurance operations were performing strongly, in the second half of 2001 Delphi ran up against an unusually high number of large insurance losses in our excess workers' compensation business. Safety National normally averages one or two losses per year above $2 million. In 2001 it had seven such losses—with four reported in the fourth quarter alone—compared to five of that size in the prior three years put together.

Two of these losses related to the terrorist attacks of September 11, which tragically affected several of our client companies, as well as many business associates and friends. One of the losses resulted from a plane crash involving a state university basketball team and several university employees; another came from an accident in which an employee of a large retailer was paralyzed after being hit by a trampoline blown off a roof. We have exhaustively studied the seven losses to see if they add up to a pattern or trend, but we are confident they do not. Rather, we believe these losses resulted from unrelated events that we could not have underwritten against.

In all, these insurance losses required approximately $15 million of case reserves on a pre-tax basis, of which $12 million fell in the fourth quarter. Even though we believe these losses are unlikely to recur, in the fourth quarter we strengthened Safety National's reserves for losses incurred but not reported (IBNR) as if there could be more large losses from the 2001 accident year. In part, this is driven by actuarial methodology, which assumes that bad news in the past predicts bad news in the future and therefore applies a formula in which each dollar of added case reserves mandates an extra dollar in IBNR reserves. We went beyond the formula in order to be very conservative and added another $12 million to IBNR at Safety National in the fourth quarter for a total IBNR addition of $24 million. In the fourth quarter, we also strengthened RSL's IBNR reserves by $5 million for potential mental and nervous disabilities related to the World Trade Center attack.

> *"We have particularly high confidence for earnings growth in 2003 at or above the high end of our target growth range of 10-12%."*

These IBNR additions, while having a negative impact on 2001 earnings, were intended to minimize the possibility that any additional losses from 2001 could adversely affect Delphi's future results. This is another reason for confidence in our long-term profit growth.

We expect that our loss experience in excess workers' compensation will return to historical levels for two main reasons: first, we continue to utilize the stringent underwriting standards and practices that have been honed over Safety National's distinguished 60 year history. Second, more than 90% of our clients renew their policies, so our customer base is one we know very well.

Positive Outlook for Earnings Growth

After navigating through a turbulent period in 2001, Delphi enters 2002 as a significantly stronger company that is well positioned to capitalize on the attractive growth opportunities we face. The outlook for all of our insurance businesses is extremely bright right now. We move ahead with strong confidence in Delphi's prospects for earnings growth in 2002 and particularly in 2003, based on the combination of dramatic strengthening in Safety National's market environment and strong new business production at RSL. Delphi has the right strategies, the right businesses and the right people in place to build value for our shareholders by consistently meeting our financial targets.

Respectfully submitted,

Robert Rosenkranz
Chairman of the Board

Delphi at a Glance

DELPHI
Financial Group, Inc.

RELIANCE STANDARD
Life Insurance Company

- Group Life Insurance
- Long- and Short-Term Disability Insurance
- Travel Accident Insurance
- Dental Insurance

- Asset Accumulation (Individual Annuities)

SAFETY NATIONAL
Casualty Corporation

- Excess Workers' Compensation Insurance

MATRIX
Absence Management, Inc.

- Absence Management Services
- Integrated Employee Benefits

Through our three top-tier subsidiaries, Delphi is a leader in managing all aspects of employee absence to help our clients' employees get well and back to productive work. Our unique Integrated Employee Benefits program combines disability coverage from RSL and workers' compensation coverage from Safety National with Matrix's productivity-enhancing absence management services. Delphi is a pioneer in providing clients nationwide with all of these capabilities on a fully integrated basis.

2001 Earned Premiums, Deposits and Fees = $601 million



Excess Workers' Compensation
12%
Travel Accident/Dental
8%
Group Non-Core Products
6%
Asset Accumulation
16%
Services/Other
3%
Long-Term and
Short-Term Disability
27%
Group Life
28%

Review of Operations

Delphi is an integrated employee benefit services company, managing all aspects of employee absence to enhance the productivity of our clients and providing related insurance coverage including group disability, life, travel accident and primary and excess workers' compensation. Each of our three operating subsidiaries – RSL, Safety National and Matrix – is a major force in its field; two of them are first in their markets. In addition, all three subsidiaries, operating together, offer a service that is unique to the industry, that is in growing demand, and that expands the customer base of the combined units more rapidly and more profitably than would happen if they operated alone.

"Each of our three operating subsidiaries is a major force in its field; two of them are first in their markets."

Safety National

Safety National is the nation's market leader in its core business of selling excess workers' compensation insurance. Excess workers' compensation has historically been Delphi's most profitable line of business, in large part because of its attractive financial characteristics. Typically, the insured client has to pay out the first ten or so years of any given claim, so Safety benefits from the investment income on these premium dollars for far longer than the typical insurance company.

"The excess workers' compensation market is experiencing a dramatic market turn, driven by a powerful trend toward self-insurance against workers' compensation risks."

The excess workers' compensation market is experiencing a dramatic market turn, driven by a powerful trend toward self-insurance against workers' compensation risks. The overall portion of the commercial property/casualty insurance market using forms of alternative risk transfer, including self-insurance, grew to 49% of the total in 2001 from 33% in 1997, according to A.M. Best Co. In the workers' compensation market, the trend toward self-insurance is accelerating due to a cyclical upturn in pricing in the primary (or "first dollar") workers' compensation market. In the late 1990s, the primary market had excess capacity and fierce competition that led to low pricing and ultimately to large losses. This excess capacity is now gone and the cycle has decisively turned in Safety National's favor. Double-digit price increases for primary coverage are again highlighting the cost-saving advantages of self-insurance.

Safety National is capitalizing on the extremely favorable market by raising prices, improving contract terms, and writing more new business. We achieved price increases of more than 20% on a substantial portion of our year-end renewals in December and January. In the majority of cases, we were also able to shift more of the risk to insureds through higher self-insured retention levels, which increases the amount that our insured client pays of any given claim. We expect to gain similar price increases and improved terms on renewals throughout the year. New business production in excess workers' compensation surged at year-end, with production of $10 million in December and January, compared with $4 million in the same two months a year ago. Safety National's run rate for premiums in its excess workers' compensation business is 23% higher than a year ago.

"Safety National is capitalizing on the extremely favorable market by raising prices, improving contract terms, and writing more new business."

Excess workers' compensation is the indispensable underpinning of self-insurance of workers' compensation risks. The self-insurer, often a municipal entity, a large company, or a trade group of smaller firms, such as an association of hardware dealers, can realize significant savings by training its workers and refining its procedures and equipment so as to minimize on-the-job injuries. It can also reduce costs by outsourcing the administration of its self-insured plan to a private contractor who will be more efficient than the bureaucracies that typically run state workers' compensation funds.

There is only one problem with this otherwise irresistible scenario: the self-insurer could find its own profits flattened if it had to pay out for a particularly costly injury or an unusual outbreak of ordinary claims. Here is where excess workers' compensation insurance saves the day. At a relatively modest premium that still keeps the total cost of self-insurance well below the cost of primary workers' compensation coverage, Safety National agrees to assume all risks above a given amount. So the self-insurer knows that, whatever happens, it is protected from catastrophic loss.

We expect the market turn in excess workers' compensation to continue for a sustained period. The primary workers' compensation market requires several years of double-digit price increases to return to financial health, which should in turn fuel strong demand for self-insurance.

Reliance Standard Life

RSL is a leading provider of group employee benefit insurance products to small and medium-sized companies. Its main products are group life, short- and long-term disability, travel accident, and dental insurance. The company's small case market niche of companies with 50-1,000 employees is very attractive. It has been somewhat sheltered from the price competition that is endemic in the large case market. In addition, small and medium-sized companies have generated almost all of the nation's job growth over the last 15 years or more, and were less impacted by the difficult economic conditions in 2001.



RSL Sales Force
Number of Sales Reps
Production per Sales Rep (in millions)
90
70
50
30
10
$2.0
$1.5
$1.0
$0.5
1.3
1.6
1.7
1.7
1.8
1997
1998
1999
2000
2001

To capitalize on the strength of its small case niche, RSL expanded its sales force in 2001 by 16%, while at the same time improving sales force productivity. Productivity was boosted by a reorganization of the sales force into four regions, each under the guidance of one of four regional managing directors promoted from among our ranks. This increase in both size and productivity of the sales force helped lead to strong growth in new business production in 2001. Production of core group employee benefit products increased 16% for the year, boosted by 46.5% growth in the fourth quarter.

"RSL maintained its focus on profitable growth and extremely disciplined pricing."

RSL is continuing to expand its sales force, both numerically and geographically, including the opening of two new sales offices in Southern California and South Florida. We now have 23 regional sales offices nationwide and are exploring additional expansion targets. RSL also continues to make substantial investments in technology and systems to improve efficiency and enhance customer service. We expanded our use of the Internet with the introduction of two new extranets for brokers and policyholders. Our broker extranet allows RSL brokers to review premium and commission reports, generate small group quotes, and print forms and other materials. Our policyholder extranet enables human resource executives and benefits managers at our clients to perform online administrative functions in real-time.

In 2001, RSL maintained its focus on profitable growth and extremely disciplined pricing. We were able to achieve price increases on renewing policies in group life and long-term disability where we felt it was required to preserve our profit margins. RSL's incidence of claims in long-term disability remained stable in 2001 despite difficult economic conditions, in large part due to our focus on the resilient small-case market. RSL also saw continued improvements in claim settlement costs from ongoing intensive management of this vital function. Our counter-cyclical travel accident business, which benefits from reduced business travel in difficult economic conditions, made a strong contribution to profits in 2001.



Annuity Funds Under Management
(Dollars in millions)
Compound Annual Growth Rate 10%
$800
$600
$400
$200
$0
1999
2000
2001

In addition to its group employee benefit products, RSL has a profitable asset accumulation business focused on selling fixed annuities to individuals. We sell our annuities through a network of independent wholesalers, which keeps overhead low and enables us to react quickly to marketplace conditions. With interest rates falling throughout 2001, RSL saw less opportunity to earn an attractive spread and chose not to compete with annuity providers writing less profitable business. As a result, sales of new annuities were $90.2 million in 2001 compared with a very strong year in 2000, in which RSL had $160.5 million of new annuity sales.

With the outlook for interest rates uncertain, we are not forecasting much sales growth in this business in 2002 as we maintain our strict focus on profitability. Nonetheless, asset growth has continued, and assets under management, currently $786 million, have grown 10% annually since 1999. Spreads have averaged between 150-250 basis points, which is well above average for the industry.

Matrix Absence Management

Matrix is the linchpin that enables Delphi to provide our unique Integrated Employee Benefits program, which combines disability and workers' compensation insurance coverage from RSL and Safety National with Matrix's productivity-enhancing absence management services. Delphi is a pioneer in providing clients nationwide with all of these capabilities on a fully integrated basis.

Growth in Integrated Employee Benefit Program


(in millions)
Premium and Fees
Compound Annual Growth Rate Over 100%
$60
$50
$40
$30
$20
$10
$0
$5
$10
$29
$60
1998
1999
2000
2001

Our Integrated Employee Benefits program provides an effective strategy for Delphi to sell our insurance products to large employers at profit margins similar to those we enjoy in our small case niche. We avoid the price competition that typically occurs in the large case market by offering a differentiated product that improves the productivity of our clients by getting their employees back to work faster. The benefit to Delphi is very meaningful, as the average client for our Integrated Employee Benefits program provides us with premium and fee revenues of between $500,000 and $750,000, compared with $30,000 to $40,000 for RSL's average long-term disability client and $60,000 to $70,000 for Safety National's average excess workers' compensation client.

Since Delphi acquired Matrix in 1998, revenues from the Integrated Employee Benefits program have grown dramatically, with premium and fees reaching $60 million in 2001. Matrix has expanded its activities nationwide from its original base in California, where it works with a large number of Fortune 500 companies. We administer for these companies all the overlapping and sometimes confusing welter of programs that deal with employee absence. In addition to long- and short-term disability and workers' compensation insurance, these include the Family and Medical Leave Act, military duty, Social Security, sabbaticals and other company-specific programs. Matrix uses a proprietary claims management system that incorporates web-based applications and email communications to automate and streamline the claims process. The ultimate goal in all of Matrix's case management is to help the client's employees get well and back to productive work. Matrix has a long track record of reducing days lost to employee absence, often by 15% to 20% a year, producing valuable productivity savings for client companies.

"Our Integrated Employee Benefits program provides an effective strategy for Delphi to sell our insurance products to large employers...."

According to studies by several respected research groups, about half the nation's employers are very interested in integrating their employee benefits and outsourcing the management of those benefits, in order to boost efficiency, cut costs, and improve the outcome for the employee. In this light, we see the market opportunity for our Integrated Employee Benefits program as boundless.

Delphi Financial - Investments and Capital Structure

Delphi's investment strategy is now conventionally focused on supporting our insurance operations by managing for cash flow and matching assets and liabilities. We have minimal exposure to interest rate fluctuations, with approximately two-thirds of our liabilities having no interest rate sensitivity. Delphi was not immune to the poor credit environment in 2001, and in the fourth quarter we took a charge of approximately $43 million, or $2.09 per share, for writedowns in our fixed income portfolio. Most of these writedowns were already reflected in the market value of the respective investments on our balance sheet, so the impact on book value was much smaller, approximately $0.75 per share. Delphi's book value per share grew in 2001 to $28.50 at year-end from $26.87 at the end of 2000.

"The deleveraging strategy that Delphi initiated in the fourth quarter of 2000 has resulted in a substantially more conservative capital structure."

The deleveraging strategy that Delphi initiated in the fourth quarter of 2000 has resulted in a substantially more conservative capital structure. During 2001, Delphi reduced corporate debt by 53% and repurchased $64 million of Capital Securities, leaving $36 million outstanding. As a result, our debt to total capital ratio fell to 17% at year-end from 30% at the end of 2000, and our budgeted interest coverage ratios are now better than 10 times. This strategic shift has successfully met our objective of reducing perceived risk and making the strength of our insurance operations more transparent. This success was demonstrated by positive actions taken in 2001 by several rating agencies. We view our outlook as exceptionally favorable and anticipate further positive responses as our 2002 earnings targets are realized.

Investment Portfolio

December 31, 2001 = $2.4 billion


Corporates & Other Fixed Maturity Securities 41%
Equity Securities 2%
Short-Term Investments and Other 5%
Mortgage-Backed Securities 25%
Independent Managers 1%
U.S. Treasury & Other Government Guaranteed Securities 10%
Municipal Bonds 16%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 001-11462

DELPHI Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	(302) 478-5142	13-3427277
(State or other jurisdiction of incorporation or organization)	(Registrant's telephone number, including area code)	(I.R.S. Employer Identification Number)

1105 North Market Street, Suite 1230, P. O. Box 8985, Wilmington, Delaware	19899
(Address of principal executive offices)	(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock, $.01 par value	New York Stock Exchange
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by nonaffiliates of the Registrant, based upon the closing price for the Registrant's Class A Common Stock on March 22, 2002, was $651,371,699.

As of March 22, 2002, the Registrant had 16,801,412 shares of Class A Common Stock and 3,652,513 shares of Class B Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

This document contains certain forward-looking statements as defined in the Securities Exchange Act of 1934, some of which may be identified by the use of terms such as "expects," "believes," "anticipates," "intends," "judgment" or other similar expressions. These statements are subject to various uncertainties and contingencies, which could cause actual results to differ materially from those expressed in such statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cautionary Note Regarding Forward-Looking Statements."

PART I

Item 1. Business

Delphi Financial Group, Inc. (the "Company," which term includes the Company and its consolidated subsidiaries unless the context indicates otherwise), organized as a Delaware corporation in 1987, is a holding company whose subsidiaries provide integrated employee benefit services. The Company manages all aspects of employee absence to enhance the productivity of its clients and provides the related insurance coverages: long-term and short-term disability, excess and primary workers' compensation, group life and travel accident. The Company's asset accumulation business emphasizes individual annuity products. The Company offers its products and services in all fifty states and the District of Columbia. The Company's two reportable segments are group employee benefit products and asset accumulation products. See Notes A and P to the Consolidated Financial Statements included in this Form 10-K for additional information regarding the Company's segments.

Operating Strategy

The Company's operating strategy is to offer financial products and services which have the potential for significant growth, which require specialized expertise to meet the individual needs of its customers and which provide the Company the opportunity to achieve superior operating earnings growth and returns on its shareholders' capital.

The Company has concentrated its efforts within certain niche insurance markets, primarily group employee benefits for small to mid-sized employers, where nearly all of the employment growth in the American economy has occurred in the last few years. The Company also markets its group employee benefit products and services to large employers, emphasizing unique programs that integrate both employee benefit insurance coverages and absence management services. The Company also operates an asset accumulation business that focuses primarily on offering fixed annuities to individuals planning for retirement.

The Company's primary operating subsidiaries are as follows:

Reliance Standard Life Insurance Company ("RSLIC"), founded in 1907 and having administrative offices in Philadelphia, Pennsylvania, and its subsidiary, First Reliance Standard Life Insurance Company ("FRSLIC"), underwrite a diverse portfolio of life and accident and health insurance products targeted principally to the employee benefits market. These companies also market asset accumulation products, primarily fixed annuities, to individuals and groups. The Company, through Reliance Standard Life Insurance Company of Texas ("RSLIC-Texas"), acquired RSLIC and FRSLIC in November 1987.

Safety National Casualty Corporation ("SNCC") focuses primarily on providing workers' compensation products to the self-insured market. Founded in 1942 and located in St. Louis, Missouri, SNCC is one of the oldest continuous writers of excess workers' compensation insurance in the United States. The Company acquired SNCC in March 1996. See "Other Transactions" and Note B to the Consolidated Financial Statements.

Matrix Absence Management, Inc. ("Matrix") provides integrated disability and absence management services to the employee benefits market across the United States. Headquartered in San Jose, California, Matrix was acquired by the Company in June 1998. See "Other Transactions" and Note B to the Consolidated Financial Statements.

Group Employee Benefit Products

The Company emphasizes the origination of specialty insurance products directed to the employee benefits market, primarily group life, disability, workers' compensation and travel accident insurance. The Company also offers group dental insurance. The Company markets its group products to employer-employee groups and associations in a variety of industries. The Company insures groups ranging from 2 to more than 1,000 individuals, although the typical size of insured groups currently ranges from 100 to 300 individuals. The Company markets unbundled employee benefit products and absence management services as well as an Integrated Employee Benefit program that combines both employee benefit insurance coverages and absence management services. The Integrated Employee Benefit program, which the Company believes helps to differentiate itself from competitors by offering clients improved productivity from reduced employee absence, has enabled the Company to market its group employee benefit products to large employers at attractive margins. In underwriting its group employee benefit products, the Company attempts to avoid concentrations of business in any industry segment or geographic area.

The following table sets forth for the periods indicated selected financial data concerning the Company's group employee benefit products:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Insurance premiums:			
Core Products:			
Life	$ 170,772	$ 156,594	$ 146,416
Disability income	162,602	145,031	126,263
Excess workers' compensation	73,404	56,015	47,948
Travel accident, dental and other	45,380	42,765	36,914
	452,158	400,405	357,541
Non-Core Products:			
Loss portfolio transfers	4,340	13,939	43,983
FEGLI/SGLI pools	-	1,233	37,745
Other reinsurance pools	7,872	19,652	22,001
Other	23,624	12,461	6,652
	35,836	47,285	110,381
Total insurance premiums	$ 487,994	$ 447,690	$ 467,922
Sales (new annualized gross premiums):			
Core Products:			
Life	$ 55,606	$ 38,241	$ 38,421
Disability income	60,628	56,251	41,245
Excess workers' compensation	18,815	19,835	11,803
Travel accident and dental	24,774	26,694	19,153
	159,823	141,021	110,622
Non-Core Products:			
Loss portfolio transfers	4,340	14,647	44,633
Other	27,777	51,885	20,438
	32,117	66,532	65,071
Total sales	$ 191,940	$ 207,553	$ 175,693

The table below shows the loss and expense ratios as a percent of premium income for the Company's group employee benefit products for the periods indicated. Changes in the components of the ratio between years primarily reflect changes in the Company's product mix.

	Year Ended December 31,		
	2001	2000	1999
Loss ratio	75.0%(1)	66.0%	72.3%
Expense ratio	27.0	26.3	22.9
Combined ratio	102.0%(1)	92.3%	95.2%

(1) The loss ratio and combined ratio for 2001 excluding the reserve strengthening are 65.9% and 92.9%, respectively.

The profitability of group employee benefit products is affected by, among other things, differences between actual and projected claims experience, the retention of existing customers and the ability to attract new customers, adjust premium rates and control administrative expenses. The reserve strengthening charge in 2001 is primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. Prior to 2001, SNCC's historical average for losses exceeding $2.0 million in its excess workers' compensation products was one to two per year. In 2001, however, the Company experienced seven such losses, including two losses as a result of the terrorist attacks on the World Trade Center. The case reserves for these seven losses totaled $15.3 million, including $6.3 million attributable to the

World Trade Center attacks. Though the Company believes that the high number of large losses is unlikely to recur, the Company added $24.0 million to its reserve for incurred but not reported ("IBNR") losses since its method of estimating IBNR reserves is based on past experience. The Company also added $5.0 million to its long-term disability IBNR reserves for potential mental and nervous disabilities related to the World Trade Center attacks. This reserve strengthening charge reduced 2001 net income by $28.8 million, or $1.40 per share.

The Company's group life insurance products provide for the payment of a stated amount upon the death of a member of the insured group and policy terms are generally one year. Accidental death and dismemberment insurance, which provides for the payment of a stated amount upon the accidental death or dismemberment of a member of the insured group, is frequently sold in conjunction with group life policies and is included in premiums charged for group life insurance. The Company reinsures risks in excess of $150,000 per individual and type of coverage for employer-provided group life insurance policies and $100,000 per individual for voluntary group term life policies. See "Reinsurance." In addition, the Company has a catastrophe reinsurance agreement in effect that protects the Company from aggregate losses on the accidental aspect of its group life insurance products, together with its business travel accident and voluntary accidental death and dismemberment products described below, in excess of $500,000 arising from any one occurrence up to a maximum of $50.5 million. Also, the Company has a reinsurance agreement in effect that protects the Company from aggregate losses on all of these products between $25,000 and $10.9 million per occurrence that are the result of terrorism committed within the United States and Canada.

Group disability products offered by the Company, principally long-term disability insurance, generally provide a specified level of periodic benefits to persons who, because of sickness or injury, are unable to work for a specified period of time. The Company focuses group long-term disability sales toward employers engaged principally in service industries such as accounting, engineering, financial services and technology, as well as certain retailing and manufacturing fields. Long-term disability benefits generally are paid monthly and typically are limited for any one employee to two-thirds of the employee's earned income up to a specified maximum benefit. The Company actively manages its disability claims, working with claimants to help them return to work as quickly as possible. When insureds' disabilities prevent them from returning to their original jobs, the Company, in appropriate cases, provides assistance in developing new productive skills for an alternative career. Premiums are generally determined annually for disability insurance and are based upon expected morbidity and emerging experience of the insured group, as well as assumptions regarding operating expenses and future interest rates. The Company reinsures risks in excess of $2,500 in long-term disability benefits per individual per month. See "Reinsurance."

Business travel accident as well as voluntary accidental death and dismemberment insurance policies pay a stated amount based on a predetermined schedule in the event of accidental death or dismemberment of a member of the insured group. The Company reinsures risks in excess of $150,000 per individual and type of coverage. As discussed above in connection with the Company's group life insurance products, the Company also has catastrophe and terrorism reinsurance agreements that cover these products. Group dental insurance provides coverage for preventive, restorative and specialized dentistry up to a stated maximum benefit per individual per year.

Excess workers' compensation insurance products provide coverage to employers and groups who self-insure their workers' compensation risks. The coverage applies to losses in excess of the applicable self-insured retentions ("SIRs" or deductibles) of employers and groups, whose workers' compensation claims are generally handled by third-party administrators ("TPAs"). These products are principally targeted to mid-sized companies and association groups, particularly small municipalities, hospitals and schools. These companies and groups tend to be less prone to catastrophic workers' compensation exposures and less price sensitive than larger account business. Because the Company's claim payments do not begin until after the self-insured's loss payments equal the SIR, it takes an average of 15 years from the date the claim is incurred to the time claim payments begin. At that point, the payments are primarily for wage replacement, similar to the benefit provided under disability coverage, and any medical payments tend to be stable and predictable. These products also include a complementary product, workers' compensation self-insurance bonds, and large deductible workers' compensation insurance, which provides coverage similar to excess workers' compensation insurance.

The pricing environment for excess workers' compensation insurance has improved and demand has increased since 2000 due to higher primary workers' compensation rates and disruption in the excess workers' compensation marketplace due to difficulties experienced by some competitors, particularly during 2000. These trends accelerated during the second half of 2001 as sharply higher primary workers' compensation rates and rising reinsurance costs due to the terrorist attacks on the World Trade Center increased the demand for self-insurance. As a result, the demand for excess workers' compensation products and the rates for such products increased. During the December through February period, one of SNCC's two key annual renewal periods, SNCC has been able to obtain significant price increases in connection with its renewals of insurance coverage for 2002. As to a substantial portion of such renewals, such price increases exceeded 20%. SNCC has also been obtaining significant improvements in contract terms, in particular higher SIR levels, in connection with these renewals. In addition, new business production for excess workers' compensation products has been strong during this renewal period and the retention of existing customers has been high. The Company reinsures excess workers' compensation risks between $2.0 million and $50.0 million per policy per occurrence. The reinsurance agreements in effect that cover risks between $2.0 million and $20.0 million per policy per occurrence provide coverage in the event that losses are the result of terrorism. See "Reinsurance."

The Company's catastrophe and terrorism reinsurance agreements expire or are subject to cancellation at various times during 2002. Based upon the current reinsurance environment, the Company's current reinsurers may no longer be willing to provide coverage for losses that are the result of terrorism or may charge significantly higher prices for the same level of coverage. In that event, the Company will have several options available to mitigate its exposure to losses arising from acts of terrorism. The Company may seek to modify the terms of its group employee benefit products to exclude coverage for certain risks, subject to regulatory approval, for new customers and for existing customers upon their policy renewals. The Company may also seek to charge higher rates to new customers and existing customers upon their policy renewals if such coverage is not excluded. In the case of SNCC, the Company may seek to enter into a separate terrorism reinsurance agreement. The Company may pursue a combination of these options. In addition, the federal government may provide some form of terrorism reinsurance, although it has not instituted any such coverage to date.

Non-core group employee benefit products include products that have been discontinued, such as reinsurance pools, newer products which have not demonstrated their financial potential, and products for which sales are episodic in nature, such as loss portfolio transfers ("LPTs"). Pursuant to a LPT, the Company, in exchange for a one-time specified payment, assumes responsibility for an existing block of disability or workers' compensation claims, typically from an employer which is shifting from self-insurance to fully insured coverage. The Company began to actively market its LPTs during 1998 due to the weak pricing environment then existing in the excess workers' compensation sector. These products are typically marketed to the same types of clients who have historically purchased the Company's disability and excess workers' compensation products. Non-core group employee benefit products also include primary workers' compensation and commercial automobile liability. The Company primarily receives fee income from these products since a significant portion of the risk is reinsured. In addition, non-core group employee benefit products include bail bond insurance and workers' compensation and property reinsurance.

The Company's group employee benefit products are sold primarily by independent brokers, agents and TPAs. The Company's home office and 25 sales offices located throughout the country provide nationwide sales support and service existing business. The Company believes that its national sales network minimizes expenses traditionally associated with large insurance company captive marketing systems.

Asset Accumulation Products

The Company's asset accumulation products consist primarily of single premium deferred annuities ("SPDAs") and flexible premium annuities ("FPAs"). An SPDA provides for a single payment by an annuity holder to the Company and the crediting of interest by the Company on the annuity contract at the applicable crediting rate. An FPA provides for periodic payments by an annuity holder to the Company, the timing and amount of which are at the discretion of the annuity holder, and the crediting of interest by the Company on the annuity contract at the applicable crediting rate. Interest credited on SPDAs and FPAs is not paid currently to the annuity holder but instead accumulates and is added to the annuity contract's account value. This accumulation is tax deferred. The crediting rate may be increased or decreased by the Company subject to specified guaranteed minimum crediting rates, which currently range from 3.0% to 5.5%. For most of the Company's annuity products, the crediting rate may be reset by the Company annually, typically on the policy anniversary. The Company's annuity products also include multi-year interest guarantee products, in which the crediting rate is fixed at a stated rate for a specified period of years, such periods ranging from three to nine years. At December 31, 2001, the weighted average crediting rate on all of the Company's annuity products was 5.52%. Withdrawals may be made at any time, but some withdrawals may result in the assessment of surrender charges, market value adjustments, taxes, and/or tax penalties on the withdrawn amount. The market value adjustment ("MVA") feature provides for an adjustment to the accumulated value of the annuity if it is surrendered during the surrender charge period.

These products are sold predominantly to individuals through networks of independent agents. In 2001, the Company's SPDA products accounted for $73.5 million of asset accumulation product deposits, of which $63.8 million was attributable to the MVA annuity product. Also in 2001, the Company's FPA products with the MVA feature accounted for $16.7 million. Three networks of independent agents accounted for approximately 50% of the deposits from these

SPDA and FPA products during 2001, with no other network of independent agents accounting for more than 10% of these deposits. The Company believes that it has a good relationship with these networks.

The following table sets forth for the periods indicated selected financial data concerning the Company's asset accumulation products:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Asset accumulation product deposits (sales)	$ 90,159	$ 160,523	$ 77,798
Funds under management (at period end)	786,214	751,311	645,555

At December 31, 2001, funds under management consisted of $725.1 million of SPDA liabilities and $61.1 million of FPA liabilities. Of these liabilities, $481.6 million were subject to surrender charges averaging 6.83% at December 31, 2001. Annuity liabilities not subject to surrender charges have been in force, on average, for 19 years.

The Company prices its annuity products based on assumptions concerning prevailing and expected interest rates and other factors to achieve a positive difference, or spread, between its expected return on investments and the crediting rate. The Company achieves this spread by active portfolio management focusing on matching invested assets and related liabilities to minimize the exposure to fluctuations in market interest rates and by the adjustment of the crediting rate on its annuity products. In response to changes in interest rates, the Company increases or decreases the crediting rates on its annuity products.

In light of the annuity holder's ability to withdraw funds and the volatility of market interest rates, it is difficult to predict the timing of the Company's payment obligations under its SPDAs and FPAs. Consequently, the Company maintains a portfolio of investments which are readily marketable and expected to be sufficient to satisfy liquidity requirements. See "Investments."

Other Products and Services

The Company provides integrated disability and absence management services on a nationwide basis through Matrix, which was acquired in June 1998. See Note B to the Consolidated Financial Statements. The Company's comprehensive disability and absence management services are designed to assist clients in identifying and minimizing lost productivity and benefit payment costs resulting from employee absence due to illness, injury or personal leave. Services that the Company offers include event reporting, leave of absence management, claims and case management and return to work management. The goal of these services is to enhance employee productivity and provide more efficient benefit delivery and enhanced cost containment. The Company provides these services on an unbundled basis or in a unique Integrated Employee Benefit program that combines these services with various group employee benefit insurance coverages. The Company believes that these integrated disability and absence management services complement the Company's core group employee benefit products, enhancing the Company's ability to market these core products and providing the Company with a competitive advantage in the market for these products.

In 1991, the Company introduced a variable flexible premium universal life insurance policy under which the related assets are segregated in a separate account not subject to claims of general creditors of the Company. Policyholders may elect to deposit amounts in the account from time to time, subject to underwriting limits and a minimum initial deposit of $1.0 million. Both the cash values and death benefits of these policies fluctuate according to the investment experience of the assets in the separate account; accordingly, the investment risk with respect to these assets is borne by the policyholders. The Company earns fee income from the separate account in the form of charges for management and other administrative fees. The Company is not presently actively marketing this product. The Company reinsures risks in excess of $200,000 per individual under indemnity reinsurance arrangements with various reinsurance companies. See "Reinsurance."

Underwriting Procedures

Premiums charged on insurance products are based in part on assumptions about the incidence and timing of insurance claims. The Company has adopted and follows detailed underwriting procedures designed to assess and qualify insurance risks before issuing its policies. To implement these procedures, the Company employs a professional underwriting staff.

In underwriting group coverage, the Company focuses on the risk characteristics of the group to be insured as a whole. A prospective group client is evaluated with particular attention paid to the claims experience of the group with prior carriers, the occupations of the insureds, the nature of the business of the group, the current economic outlook of the group in relation to others in its industry and of the industry as a whole, the appropriateness of the benefits or SIR applied for and income from other sources during disability. The Company's products generally afford it the flexibility to adjust premiums charged annually to its policyholders in order to reflect emerging mortality or morbidity experience.

Investments

The Company's management of its investment portfolio is an important component of its profitability since a substantial portion of its operating income is generated from the difference between the yield achieved on invested assets and the interest credited on policyholder funds and reserves. The Company's overall investment strategy to achieve its objectives of safety and liquidity, while seeking the best available return, focuses on, among other things, matching of the Company's interest-sensitive assets and liabilities and seeking to minimize the Company's exposure to fluctuations in interest rates.

In the fourth quarter of 2000, the Company liquidated a substantial majority of the investments of its investment subsidiaries. The proceeds from these sales were used in 2001 to repay $150.0 million of outstanding borrowings under its revolving credit facilities, to repurchase $64.0 million liquidation amount of the Capital Securities of its subsidiary, Delphi Funding L.L.C., and to repurchase $8.0 million principal amount of its 8% Senior Notes due 2003 (the "Senior Notes"). For information regarding the composition and diversification of the Company's investment portfolio and asset/liability management, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and Notes A, C and I to the Consolidated Financial Statements.

The following table sets forth for the periods indicated the Company's pretax investment results:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Average invested assets (1)	$ 2,312,975	$ 2,508,272	$ 2,428,576
Net investment income (2)	157,509	184,576	180,945
Tax equivalent weighted average annual yield (3)	7.0%	7.6%	7.7%

(1) Average invested assets are computed by dividing the total of invested assets as reported on the balance sheet at the beginning of each year plus the individual quarter-end balances by five and deducting one-half of net investment income.

(2) Consists principally of interest and dividend income less investment expenses.

(3) The tax equivalent weighted average annual yield on the Company's investment portfolio for each period is computed by dividing net investment income, increased to reflect tax exempt interest income and similar tax savings, by average invested assets for the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

Reinsurance

The Company participates in various reinsurance arrangements both as the ceding insurer and as the assuming insurer. Arrangements in which the Company is the ceding insurer afford various levels of protection against excessive loss by assisting the Company in diversifying its risks and by limiting its maximum loss on risks that exceed retention limits. Under indemnity reinsurance transactions in which the Company is the ceding insurer, the Company remains liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, the Company monitors the financial position of its reinsurers, including, among other things, the companies' financial ratings, and in certain cases receives collateral security from the reinsurer. Also, certain of the Company's reinsurance agreements require the reinsurer to set up trust arrangements for the Company's benefit in the event of certain ratings downgrades.

The Company cedes portions of the risks relating to its group employee benefit and variable life insurance products under indemnity reinsurance agreements with various unaffiliated reinsurers. The terms of these agreements, which are typical for agreements of this type, provide, among other things, for the automatic acceptance by the reinsurer of ceded risks in excess of the Company's retention limits stated in the agreements. The Company pays reinsurance premiums to these reinsurers which are, in general, based upon percentages of premiums received by the Company on the business reinsured less, in certain cases, ceding commissions and experience refunds paid by the reinsurer to the Company. These agreements are generally terminable as to new risks by either the Company or the reinsurer on appropriate notice;

however, termination does not affect risks ceded during the term of the agreement, which generally remain with the reinsurer. See "Business – Group Employee Benefit Products" and Note O to the Consolidated Financial Statements.

In January 1998, an offering was completed whereby shareholders and optionholders of the Company received, at no cost, rights to purchase shares of Delphi International Ltd. ("Delphi International"), a newly-formed, independent Bermuda insurance holding company. During 1998, the Company entered into various reinsurance agreements with Oracle Reinsurance Company Ltd. ("Oracle Re"), a wholly owned subsidiary of Delphi International. Pursuant to these agreements, approximately $101.5 million of group employee benefit reserves ($35.0 million of long-term disability insurance reserves and $66.5 million of net excess workers' compensation and casualty insurance reserves) were ceded to Oracle Re. The Company received collateral security from Oracle Re in an amount sufficient to support the ceded reserves. During 2000 and 1999, Oracle Re and the Company effected the partial recaptures of approximately $4.6 million and $10.0 million, respectively, of the group long-term disability liabilities ceded to Oracle Re. In October 2001, Oracle Re and the Company effected the commutation of their reinsurance agreements, pursuant to which Oracle Re paid approximately $84.0 million to the Company (net of $11.5 million which had been held by the Company) related to the reserves ceded to Oracle Re under such agreements. The Company expects that its net investment income and benefit expense (and, therefore, its combined ratio) will increase as a result of the commutation. However, these transactions did not have and are not expected to have a material impact on the Company's consolidated financial position, liquidity or net income. In furtherance of the commutation of the reinsurance agreements, the Company agreed to waive a portion of the amounts due to the Company under certain subordinated notes issued by Delphi International. As a result of this waiver, the Company recognized a pre-tax loss of $7.5 million in 2001 for the other than temporary decline in the value of these notes. In March 2002, Delphi International repaid the adjusted amounts due under the subordinated notes and the Company did not realize any significant additional loss in connection with such repayment.

The Company historically participated as an assuming insurer in a number of reinsurance pools. These reinsurance pools generally are administered by TPAs or managing underwriters who underwrite risks, coordinate premiums charged and process claims. In the fourth quarter of 1999, the Company discontinued its participation in a federal employee group life reinsurance pool and a servicemembers' group life reinsurance pool (collectively, the "FEGLI/SGLI pools") in order to enhance available resources for products believed to offer greater financial potential. Premium income from the FEGLI/SGLI pools totaled $0 million, $1.2 million and $37.7 million in 2001, 2000 and 1999, respectively, and incurred benefits totaled $0 million, $1.1 million and $37.5 million in 2001, 2000 and 1999, respectively. In addition, in 2000, the Company terminated, on a prospective basis, its participations in all of the other reinsurance pools in which the Company had participated. However, the terms of such pools provide for the continued assumption of risks by, and payments of premiums to, pool participants with respect to business written in the periods during which they formerly participated in such pools. Premium income from all other reinsurance pools was $7.9 million, $19.7 million and $22.0 million in 2001, 2000 and 1999 respectively, and incurred benefits from these pools were $10.6 million, $19.4 million and $19.9 million in 2001, 2000 and 1999, respectively. The reinsurance pools did not constitute a significant part of the Company's operations; therefore, the Company does not expect its withdrawals from these pools to have a material impact on its consolidated financial position, liquidity or results of operations.

Life and Accident and Health Insurance Reserves

The Company carries as liabilities actuarially determined reserves to satisfy its life, accident and health and annuity policy and contract obligations. These reserves, together with premiums to be received on policies in force and interest thereon at certain assumed rates, are calculated to be sufficient to satisfy policy and contract obligations. The Company performs periodic studies to compare current experience for mortality, morbidity, interest and lapse rates with expected experience in the reserve assumptions to determine future policy benefit reserves for these products. Reserves for future policy benefits and unpaid claims and claim expenses are estimated based on individual loss data, historical loss data and industry averages and indices and include amounts determined on the basis of individual and actuarially determined estimates of future losses. Therefore, the ultimate liability could deviate from the amounts currently reflected in the Consolidated Financial Statements. Differences between actual and expected claims experience are reflected currently in earnings for each period. The Company has not experienced significant adverse deviations from its assumptions. In the fourth quarter of 2001, the Company added $5.0 million to its long-term disability IBNR reserves for potential mental and nervous disability claims related to the World Trade Center attacks.

The life and accident and health insurance reserves carried in the Consolidated Financial Statements are calculated based on accounting principles generally accepted in the United States ("GAAP") and differ from those reported by the Company for statutory financial statement purposes. These differences arise from the use of different mortality and morbidity tables and interest assumptions, the introduction of lapse assumptions into the reserve calculation and the use of the net level method on all insurance business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" and Note A to the Consolidated Financial Statements for certain additional information regarding reserve assumptions under GAAP.

Workers' Compensation Insurance Reserves

The Company carries as liabilities actuarially determined reserves for anticipated claims and claim expenses for its workers' compensation insurance and other casualty insurance products. Reserves for claim expenses represent the estimated probable costs of investigating those claims and, when necessary, defending lawsuits in connection with those claims. Reserves for claims and claim expenses are estimated based on individual loss data, historical loss data and industry averages and indices and include amounts determined on the basis of individual and actuarially determined estimates of future losses. Therefore, the ultimate liability could deviate from the amounts currently reflected in the Consolidated Financial Statements.

Reserving practices under GAAP allow discounting of claim reserves related to workers' compensation losses to reflect the time value of money. Reserve discounting for these types of claims is common industry practice, and the discount factors used are less than the annual tax-equivalent investment yield earned by the Company on its invested assets. The discount factors are based on the expected duration and payment pattern of the claims at the time the claims are settled and the risk-free rate of return for U.S. government securities with a comparable duration. Reserves for claim expenses are not discounted.

The following table provides a reconciliation of beginning and ending unpaid claims and claim expenses for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Unpaid claims and claim expenses, net of reinsurance, beginning of period	$ 302,514	$ 307,156	$ 308,652
Add provision for claims and claim expenses incurred, net of reinsurance, occurring during:			
Current year [(1)]	73,782	41,716	47,774
Prior years [(2)]	13,896	(1,584)	(2,165)
Incurred claims and claim expenses, net of reinsurance, during the current year	87,678	40,132	45,609
Deduct claims and claim expenses paid, net of reinsurance, occurring during:			
Current year	6,014	3,881	6,366
Prior years [(3)]	(29,772)	40,893	40,739
Total paid	(23,758)	44,774	47,105
Unpaid claims and claim expenses, net of reinsurance, end of period	413,950	302,514	307,156
Reinsurance receivables, end of period	92,828	144,541	114,317
Unpaid claims and claim expenses, gross of reinsurance, end of period	$ 506,778	$ 447,055	$ 421,473

(1) In 2001, the provision for claims and claim expenses incurred in the current year includes a reserve strengthening charge of $39.3 million primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. Prior to 2001, SNCC's historical average for losses exceeding $2.0 million in its excess workers' compensation products was one to two per year. In 2001, however, the Company experienced seven such losses, including two losses as a result of the terrorist attacks on the World Trade Center. The case reserves for these seven losses totaled $15.3 million, including $6.3 million attributable to the World Trade Center attacks. Though the Company believes that the high number of large losses is unlikely to recur, the Company added $24.0 million to its reserve for IBNR losses since its method of estimating IBNR reserves is based on past experience.

(2) In 2001, the change in the provision for claims and claim expenses incurred in prior years reflects the accretion of discounted reserves and unfavorable claims development. In 2000 and 1999, the change in the provision for claims and claim expenses incurred in prior years reflects favorable claims development offset by the accretion of discounted reserves.

(3) In 2001, the payments of claims and claim expenses occurring in prior years reflect the Company's receipt of $74.3 million related to th commutation of the reinsurance agreements with Oracle Re.

The effects of the discount to reflect the time value of money have been removed from the loss development table which follows in order to present the gross loss development, net of reinsurance. During 2001, 2000 and 1999, $9.5 million, $9.0 million and $6.2 million, respectively, of discount was amortized, and $32.1 million, $23.2 million and $20.0 million, respectively, was accrued. The loss development table below illustrates the development of reserves from March 5, 1996 to December 31, 2001 and is net of reinsurance.

	March 5, 1996 (1)	December 31, 1996	1997	1998	1999	2000	2001
				(dollars in thousands)			
Reserve for unpaid claims and claims expenses, net of reinsurance	$520,370	$532,923	$541,280	$422,159	$434,513	$444,061	$638,191
Cumulative amount of liability paid:							
One year later	23,467	28,162	98,365	40,815	40,660	(29,990) (2)	
Two years later	50,713	125,020	127,481	74,571	4,020 (2)		
Three years later	140,943	152,842	156,119	33,429 (2)			
Four years later	167,811	179,705	111,253 (2)				
Five years later	193,363	133,228 (2)					
Six years later	153,504 (2)						
Liability reestimated as of:							
One year later	507,375	513,402	523,430	410,875	424,187	442,624	
Two years later	487,830	500,964	511,602	404,559	420,420		
Three years later	476,854	488,432	503,906	401,475			
Four years later	476,600	487,195	500,514				
Five years later	476,890	478,206					
Six years later	470,283						
Cumulative redundancy	$ 50,087	$ 54,717	$ 40,766	$ 20,684	$ 14,093	$ 1,437	

(1) Amounts are as of or for the periods subsequent to March 5, 1996, the date the Company acquired its workers' compensation business.

(2) The cumulative amount of liability paid through December 31, 2001 reflects the Company's receipt of $74.3 million related to the commutation of the reinsurance agreements with Oracle Re in 2001.

The "Reserve for unpaid claims and claim expenses, net of reinsurance" line of the table above shows the estimated reserve for unpaid claims and claim expenses recorded at the end of each of the periods indicated. These net liabilities represent the estimated amount of losses and expenses for claims arising in the current year and all prior years that are unpaid at the end of each period. The "Cumulative amount of liability paid" lines of the table represent the cumulative amounts paid with respect to the liability previously recorded as of the end of each succeeding period. The "Liability reestimated" lines of the table show the reestimated amount relating to the previously recorded liability and is based upon experience as of the end of each succeeding period. This estimate is either increased or decreased as additional information about the frequency and severity of claims for each period becomes available and is reviewed. The Company periodically reviews the estimated reserves for claims and claim expenses and any changes are reflected currently in earnings for each period. The Company has not experienced significant adverse deviations from its assumptions, except for the unusually high number of large losses in the Company's excess workers' compensation business in 2001. The "Cumulative redundancy" line of the table represents the aggregate change in the net estimated claim reserve liabilities from the dates indicated through December 31, 2001.

The table below illustrates the effects of the discount to reflect the time value of money that was removed from the loss development table above.

	March 5, 1996[1]	December 31, 1996	1997	1998	1999	2000	2001
	(dollars in thousands)						
Reserve for unpaid claims and claim expenses before discount:							
Gross of reinsurance	$ 533,871	$ 549,653	$ 564,734	$ 586,984	$ 613,693	$ 650,765	$ 731,019
Deduct reinsurance recoverable	13,501	16,730	23,454	164,825	179,180	206,704	92,828
Net of reinsurance	520,370	532,923	541,280	422,159	434,513	444,061	638,191
Deduct discount for time value of money	164,000	168,827	176,683	113,507	127,357	141,547	224,241
Unpaid claims and claim expenses as reported on balance sheets, net of discount and net of reinsurance	356,370	364,096	364,597	308,652	307,156	302,514	413,950
Reestimated unpaid claims and claim expenses, net of discount, as of December 31, 2001:							
Gross of reinsurance	403,561	399,840	408,901	423,225	450,306	478,211	
Deduct reinsurance recoverable	32,216	32,658	38,127	107,127	131,741	159,973	
Net of reinsurance	371,345	367,182	370,774	316,098	318,565	318,238	
Discounted cumulative (deficiency)	(14,975)	(3,086)	(6,177)	(7,446)	(11,409)	(15,724)	
Add accretion of discount	65,062	57,803	46,943	28,130	25,502	17,161	
Cumulative redundancy before discount	$ 50,087	$ 54,717	$ 40,766	$ 20,684	$ 14,093	$ 1,437	

(1) Amounts are as of or for the periods subsequent to March 5, 1996, the date the Company acquired its workers' compensation business.

The workers' compensation insurance reserves carried in the Consolidated Financial Statements are calculated in accordance with GAAP and, net of reinsurance, are approximately $91.9 million less than those reported by the Company for statutory financial statement purposes at December 31, 2001. This difference is primarily due to the use of different discount factors as between GAAP and statutory accounting principles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" and Note A to the Consolidated Financial Statements for certain additional information regarding reserve assumptions under GAAP.

Competition

The financial services industry is highly competitive. The Company competes with numerous other insurance and financial services companies both in connection with sales of insurance and asset accumulation products and integrated disability and absence management services and in acquiring blocks of business and companies. Many of these organizations have substantially greater asset bases, higher ratings from ratings agencies, larger and more diversified portfolios of insurance products and larger sales operations. Competition in asset accumulation product markets is also encountered from the expanding number of banks, securities brokerage firms and other financial intermediaries marketing alternative savings products, such as mutual funds, traditional bank investments and retirement funding alternatives.

The Company believes that its reputation in the marketplace, quality of service, unique programs which integrate employee benefit products and absence management services, and investment returns have enabled it to compete effectively for new business in its targeted markets. The Company reacts to changes in the marketplace generally by focusing on products with adequate margins and attempting to avoid those with low margins. The Company believes that its smaller size, relative to some of its competitors, enables it to more easily tailor its products to the demands of customers.

Regulation

The Company's insurance subsidiaries are regulated by state insurance authorities in the states in which they are domiciled and the states in which they conduct business. These regulations, among other things, limit the amount of dividends and other payments that can be made by the Company's insurance subsidiaries without prior regulatory approval and impose restrictions on the amount and type of investments these subsidiaries may have. These regulations also affect many other aspects of the Company's insurance subsidiaries' business, including, for example, risk-based capital ("RBC") requirements, various reserve requirements, the terms, conditions and manner of sale and marketing of insurance products and the form and content of required financial statements. These regulations are intended to protect policyholders rather than investors. The Company's insurance subsidiaries are required under these regulations to file detailed annual reports with the supervisory agencies in the various states in which they do business, and their business and accounts are subject to examination at any time by these agencies. To date, no examinations have produced any significant adverse findings or adjustments. The ability of the Company's insurance subsidiaries to continue to conduct their businesses is dependent upon the maintenance of their licenses in these various states. In 1998, the National Association of Insurance Commissioners (the "NAIC") approved the codification of statutory accounting principles, which became effective and was adopted by the Company on January 1, 2001, and serves as a comprehensive and standardized statement of statutory accounting principles. Such codification changed, in some respects, the accounting methods that the Company's insurance subsidiaries had used to prepare their statutory financial statements; however, these changes did not have a material impact on the statutory financial position of any of the Company's subsidiaries.

From time to time, increased scrutiny has been placed upon the insurance regulatory framework, and a number of state legislatures have considered or enacted legislative measures that alter, and in many cases increase, state authority to regulate insurance companies. In addition to legislative initiatives of this type, the NAIC and insurance regulators are continuously involved in a process of reexamining existing laws and regulations and their application to insurance companies. Furthermore, while the federal government currently does not directly regulate the insurance business, federal legislation and administrative policies in a number of areas, such as employee benefits regulation, age, sex and disability-based discrimination, financial services regulation and federal taxation, can significantly affect the insurance business. It is not possible to predict the future impact of changing regulation on the operations of the Company and its insurance subsidiaries.

The NAIC's RBC requirements for insurance companies take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to the insurer's business and specify varying degrees of regulatory action to occur to the extent that an insurer does not meet the specified RBC thresholds, with increasing degrees of regulatory scrutiny or intervention provided for companies in categories of lesser RBC compliance. The Company believes that its insurance subsidiaries are adequately capitalized under the RBC requirements and that the thresholds will not have any significant regulatory effect on the Company. However, were the insurance subsidiaries' RBC position to materially decline in the future, the insurance subsidiaries' continued ability to pay dividends and the degree of regulatory supervision or control to which they are subjected may be affected.

The Company's insurance subsidiaries can also be required, under solvency or guaranty laws of most states in which they do business, to pay assessments to fund policyholder losses or liabilities of insurance companies that become insolvent. These assessments may be deferred or forgiven under most solvency or guaranty laws if they would threaten an insurer's financial strength and, in most instances, may be offset against future state premium taxes. None of the Company's insurance subsidiaries has ever incurred any significant costs of this nature.

Employees

The Company and its subsidiaries employed approximately 950 persons at December 31, 2001. The Company believes that it enjoys good relations with its employees.

Other Subsidiaries

The Company conducts certain of its investment management activities through its wholly-owned subsidiary, Delphi Capital Management, Inc. ("DCM"), and makes certain investments through other wholly-owned non-insurance subsidiaries. In the fourth quarter of 2000, the Company liquidated a substantial majority of the investments of its investment subsidiaries. The proceeds from these sales were used in 2001 to repay $150.0 million of outstanding borrowings under its revolving credit facilities, to repurchase $64.0 million liquidation amount of the Capital Securities of Delphi Funding L.L.C. and to repurchase $8.0 million principal amount of the Senior Notes.

Other Transactions

On March 5, 1996, SIG Holdings, Inc. ("SIG"), the parent company of SNCC, was merged into a subsidiary of the Company (the "SIG Merger") for consideration of approximately $131.9 million consisting of $54.5 million of cash, net of approximately $1.0 million payable upon the exercise of certain SIG stock options, and approximately 5.7 million shares of the Company's Class A Common Stock, including shares reserved for issuance upon the exercise of stock options of SIG assumed by the Company in connection with the merger (the "SIG Options"), plus contingent consideration of up to $20.0 million if SIG met specified earnings targets subsequent to the merger. Because SIG met all of the specified earnings targets, the Company paid $10.0 million of the contingent consideration consisting of $6.9 million of cash and 63,000 shares of the Company's Class A Common Stock during 1998 and the remaining $10.0 million of the contingent consideration consisting of $9.0 million of cash and 30,000 shares of the Company's Class A Common Stock in 1999. The Company also assumed $45.0 million of SIG's 8.5% senior secured notes due 2003 (the "SIG Senior Notes"). The SIG Senior Notes began maturing in $9.0 million annual installments in 1999 and are collateralized by all of the common stock of SNCC.

On June 30, 1998, the Company acquired Matrix, a provider of integrated disability and absence management services to the employee benefits market. The purchase price of $33.8 million consisted of 409,424 shares of the Company's Class A Common Stock, $7.9 million of cash and $5.7 million of 8% subordinated notes due 2003 (the "Subordinated Notes"). Under the terms of the purchase agreement, additional consideration of up to $5.2 million in cash was payable if Matrix's earnings met specified targets over the four-year period subsequent to the acquisition. Because Matrix met all of the specified targets, the Company paid the $5.2 million of contingent consideration in two equal installments of $2.6 million during 2000 and 2001. See Note B to the Consolidated Financial Statements.

In April 1999, the Company completed the disposition of its Unicover Managers, Inc. subsidiary and a related company (collectively, "Unicover"), which were acquired in the fourth quarter of 1998, to certain of the former owners of Unicover. In January 2000, the Company received from Unicover's pool and facility members and the retrocessionaires of Unicover's pools and facilities legal releases relating to, among other things, the Company's former ownership of Unicover. The releases were obtained in connection with a global Unicover-related settlement involving Reliance Insurance Company, its retrocessionaires and a group of ceding companies and brokers. The Company contributed to this settlement by agreeing to rescind a quota share reinsurance contract with Reliance Insurance Company.

Item 2. Properties

The Company leases its principal executive office at 1105 North Market Street, Suite 1230, Wilmington, Delaware under an operating lease expiring in October 2003. RSLIC leases its administrative office at 2001 Market Street, Suite 1500, Philadelphia, Pennsylvania, under an operating lease expiring in June 2009. SNCC owns its home office building at 2043 Woodland Parkway, Suite 200, St. Louis, Missouri, which consists of approximately 58,000 square feet. In the fourth quarter of 2001, SNCC purchased a neighboring office building located at 2029 Woodland Parkway, St. Louis, Missouri. The building consists of approximately 17,000 square feet and is intended for lease to third parties. DCM and FRSLIC lease their offices at 153 East 53rd Street, 49th Floor, New York, New York under an operating lease expiring in July 2008. Matrix leases its principal office at 4777 Hellyer Avenue, Suite 200, San Jose, California under an operating lease expiring in December 2006. The Company also maintains sales and administrative offices throughout the country to provide nationwide sales support and service existing business.

Item 3. Legal Proceedings

In the course of its business, the Company is a party to litigation and other proceedings, primarily involving its insurance operations. In some cases, these proceedings entail claims against the Company for punitive damages and similar types of relief. The ultimate disposition of such pending litigation and proceedings is not expected to have a material adverse effect on the Company's consolidated financial position. In addition, incident to its discontinued products, the Company is currently a party to two separate arbitrations arising out of two accident and health reinsurance arrangements in which it and other companies formerly were participating reinsurers. At issue in both arbitrations, among other things, is whether certain reinsurance risks were validly ceded to the Company. These arbitrations are in their earliest stages, and their ultimate resolutions are likely to require extended periods of time. While management believes that in both cases the Company has substantial legal grounds for avoiding the reinsurance risks at issue, it is not at this time possible to predict the ultimate outcome of these arbitrations. However, in the opinion of management, such arbitrations, when ultimately resolved, will not individually or collectively have a material adverse effect on the Company's consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 4A. Executive Officers of the Company

The table below presents certain information concerning each of the executive officers of the Company:

Name	Age	Position
Robert Rosenkranz	59	Director of the Company; Chairman of the Board, President and Chief Executive Officer of the Company; Chairman of the Board of RSLIC
Robert M. Smith, Jr.	50	Director and Executive Vice President of the Company
Chad W. Coulter	39	Vice President and General Counsel of the Company; Vice President, General Counsel and Assistant Secretary of RSLIC
Thomas W. Burghart	43	Vice President and Treasurer of the Company and RSLIC
Lawrence E. Daurelle	50	President and Chief Executive Officer of RSLIC

Mr. Rosenkranz has served as the President and Chief Executive Officer of the Company since May 1987 and has served as Chairman of the Board of Directors of the Company since April 1989. He is also Chairman of the Board of RSLIC-Texas, RSLIC and FRSLIC and serves on the Board of Directors of SNCC and Matrix. Mr. Rosenkranz, by means of beneficial ownership of the corporate general partner of Rosenkranz & Company and direct or beneficial ownership, has the power to vote all of the outstanding shares of Class B Common Stock, which represent 49.9% of the voting power of the Company's common stock as of March 22, 2002.

Mr. Smith has served as Executive Vice President of the Company and DCM since November 1999 and as a Director of the Company since January 1995. He has also served as the Chief Investment Officer of RSLIC and FRSLIC since April 2001. From July 1994 to November 1999, he served as Vice President of the Company and DCM. Mr. Smith also serves as a Director of RSLIC-Texas, RSLIC, FRSLIC, SNCC and Matrix.

Mr. Coulter has served as Vice President and General Counsel of the Company and as Vice President, General Counsel and Assistant Secretary of RSLIC, FRSLIC and RSLIC-Texas since January 1998. He also served for RSLIC in similar capacities from February 1994 to August 1997, and in various capacities from January 1991 to February 1994. From August 1997 to December 1997, Mr. Coulter was Vice President and General Counsel of National Life of Vermont.

Mr. Burghart has served as Vice President and Treasurer of the Company since April 2001 and as Vice President and Treasurer of RSLIC, FRSLIC and RSLIC-Texas since October 2000. From March 1992 to September 2000, he served as the Second Vice President, Actuarial Statements, of RSLIC.

Mr. Daurelle has served as President and Chief Executive Officer of RSLIC, FRSLIC and RSLIC-Texas since October 2000. He served as Vice President and Treasurer of the Company from August 1998 to April 2001. He also serves on the Board of Directors of RSLIC, FRSLIC and RSLIC-Texas. From May 1995 to October 2000, Mr. Daurelle was Vice President and Treasurer of RSLIC, FRSLIC and RSLIC-Texas. Prior to May 1995, Mr. Daurelle was Senior Vice President and Chief Financial Officer for Mutual Assurance Company.

Item 5. Market for the Company's Common Stock and Related Shareholder Matters

The closing price of the Company's Class A Common Stock was $39.01 on March 22, 2002. There were approximately 2,500 holders of record of the Company's Class A Common Stock as of March 22, 2002.

The Company's Class A Common Stock is listed on the New York Stock Exchange under the symbol DFG. The following table sets forth the high and low sales prices for the Company's Class A Common Stock and the cash dividends paid per share for the Company's Class A and Class B Common Stock.

		High	Low	Dividends
2001:	First Quarter	$ 42.2500	$ 28.3000	$ 0.07
	Second Quarter	38.5000	26.4500	0.07
	Third Quarter	38.4000	29.9200	0.07
	Fourth Quarter	34.9000	29.8000	0.07
2000:	First Quarter	$ 35.9375	$ 22.9375	$ -
	Second Quarter	35.9375	26.3125	-
	Third Quarter	42.1875	33.5000	-
	Fourth Quarter	40.5625	34.7500	-

In 2001, the Company's Board of Directors began declaring quarterly cash dividends of $0.07 per share, which were paid on the Company's Class A Common Stock and Class B Common Stock. In 2002, the Company's Board of Directors declared a cash dividend of $0.07 per share, which was paid on the Company's Class A Common Stock and Class B Common Stock on March 12, 2002. The Company intends to continue to pay a quarterly dividend at this level. However, the declaration and payment of such dividends, including the amount and frequency of such dividends, is at the discretion of the Board and depends upon many factors, including the Company's consolidated financial position, liquidity requirements, operating results and such other factors as the Board may deem relevant. Cash dividend payments are permitted under the respective terms of the Company's $110.0 million and $80.0 million revolving credit facilities and $77.0 million 8% Senior Notes due 2003 (the "Senior Notes") subject to certain restrictions and covenants. See Note K to the Consolidated Financial Statements.

In addition, dividend payments by the Company's insurance subsidiaries to the Company are subject to certain regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business - Regulation."

Item 6. Selected Financial Data

The selected financial data below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes.

	Year Ended December 31, (1)				
	2001	2000	1999	1998	1997
Income Statement Data:	(dollars and shares in thousands, except per share data)				
Insurance premiums and fee income:					
Core group employee benefit products	$ 452,158	$ 400,405	$ 357,541	$ 326,770	$ 302,545
Non-core group employee benefit products(2)	35,836	47,285	110,381	89,641	53,347
Asset accumulation products	3,088	2,551	2,126	2,583	3,072
Other	16,122	16,116	15,220	7,880	1,907
	507,204	466,357	485,268	426,874	360,871
Net investment income(3)	157,509	184,576	180,945	168,692	162,380
Net realized investment (losses) gains	(70,289)	(138,047)	(25,720)	8,060	14,568
Total revenue	594,424	512,886	640,493	603,626	537,819
(Loss) income from continuing operations(4)	(941)	(3,293)	64,132	73,802	74,982
Net income (loss)(4)(5)	6,505	(3,293)	50,285	87,035	74,982
Basic Results Per Share(4)(5)(6):					
(Loss) income from continuing operations	$ (0.04)	$ (0.16)	$ 3.06	$ 3.50	$ 3.70
Net income (loss)	0.32	(0.16)	2.40	4.13	3.70
Weighted average shares outstanding	20,565	20,388	20,979	21,095	20,275
Diluted Results Per Share(4)(5)(6):					
(Loss) income from continuing operations	$ (0.04)	$ (0.16)	$ 2.96	$ 3.37	$ 3.51
Net income (loss)	0.32	(0.16)	2.32	3.97	3.51
Weighted average shares outstanding	20,565	20,388	21,674	21,920	21,367
Cash Dividends Paid Per Share(7):	$ 0.28	$ -	$ -	$ -	$ -
Other Data(8):					
Operating income(9)	$ 81,652	$ 157,371	$ 144,995	$ 124,960	$ 118,326
Operating earnings(9)	44,747	86,438	80,850	68,564	65,513
Diluted book value per share(10)	$ 28.50	$ 26.87	$ 24.52	$ 26.59	$ 24.09
Return on average shareholders' equity(11)	8.0%	16.6%	15.1%	12.7%	14.9%

	December 31, (1)				
	2001	2000	1999	1998	1997
Balance Sheet Data:	(dollars in thousands)				
Total investments	$2,427,214	$2,475,945	$2,527,763	$2,511,387	$2,635,314
Total assets	3,336,146	3,440,010	3,395,688	3,287,057	3,203,713
Long-term debt(3)	125,675	267,770	283,938	265,165	178,769
Capital Securities(3)	36,050	100,000	100,000	100,000	100,000
Shareholders' equity	581,994	538,193	501,417	566,440	509,486
Debt to total capitalization ratio(12)	16.9%	29.6%	32.1%	28.5%	22.7%

(1) Reflects the acquisition of Matrix in 1998. See Note B to the Consolidated Financial Statements.

(2) Premiums from non-core group employee benefit products declined in 2000 and 2001 due to the Company's termination of its participations in the reinsurance pools in which it had historically participated and a lower level of premium from LPTs, which are episodic in nature. See "Business – Group Employee Benefit Products" and "Business – Reinsurance."

(3) Net investment income declined in 2001 primarily due to the Company's liquidation during the fourth quarter of 2000 of a substantial majority of the investments of its investment subsidiaries. In 2001, the Company used the proceeds from these sales to repay $150.0 million of outstanding borrowings under its revolving credit facilities, to repurchase $64.0 million liquidation amount of the Capital Securities of Delphi Funding L.L.C. (the "Capital Securities") and to repurchase $8.0 million principal amount of the 8% Senior Notes due in October 2003. The Company recognized an extraordinary gain of $0.36 per share or $7.4 million, net of income tax expense of $4.0 million, in connection with these repurchases.

(4) Results for 2001 include a charge of $1.40 per share or $28.8 million, net of taxes of $15.5 million and reinsurance coverages of $21.8 million, for reserve strengthening primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. Included in this charge, on a pre-tax basis, is an addition to excess workers' compensation case reserves of $9.0 million and IBNR reserves of $24.0 million. This charge also includes reported workers' compensation losses of $6.3 million and a $5.0 million addition to long-term disability IBNR reserves attributable to the terrorist attacks on the World Trade Center.

(Loss) income from continuing operations and net income (loss) include realized investment (losses) gains, net of federal income tax (benefit) expense, as follows:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands, except per share data)				
Realized investment (losses) gains, net of income tax (benefit) expense	$ (45,688)	$ (89,731)	$ (16,718)	$ 5,238	$ 9,469
Basic per share amount	(2.22)	(4.40)	(0.79)	0.25	0.47
Diluted per share amount	(2.22)	(4.40)	(0.77)	0.24	0.44

(5) In 2001, the Company recognized losses of $50.9 million, net of an income tax benefit of $27.4 million, due to the other than temporary decline in the market value of certain fixed maturity securities. In 2000, the Company realized losses of $47.1 million, net of an income tax benefit of $25.4 million, related to the liquidation of a substantial majority of the investments of its investment subsidiaries and $38.0 million, net of an income tax benefit of $20.5 million, on closed U.S. Treasury futures and option contracts.

In 1999, the Company disposed of Unicover and recognized an after-tax loss of $13.8 million on the disposition. After-tax income from this discontinued operation totaled $13.2 million in 1998. See "Business – Other Transactions."

(6) In computing the earnings per share amounts for 2001 and 2000, equivalent shares attributable to in-the-money stock options, which totaled 0.5 million and 0.7 million for 2001 and 2000, respectively, were not considered in the calculation of these per share amounts since the inclusion of these equivalent shares would have diluted the loss from continuing operations.

(7) In 2001, the Company's Board of Directors approved the initiation of a quarterly cash dividend of $0.07 per share, payable on the Company's outstanding Class A and Class B Common Stock. During 2001, the Company paid cash dividends on its capital stock in the amount of $5.7 million. See Note K to the Consolidated Financial Statements.

(8) Management believes that it is informative to exclude discretionary or nonrecurring income or loss items such as realized investment gains and losses, discontinued operations and extraordinary items when analyzing the Company's operating trends and in comparing the Company's results to those of other companies in its industry. Investment gains and losses may be realized based on management's decision to dispose of an investment or management's judgment that a decline in the market value of an investment is other than temporary. Therefore, realized investment gains and losses do not represent elements of the Company's ongoing earnings capacity. However, these alternative measures of the Company's performance should not be considered a substitute for net income as an indication of the Company's overall performance and may not be calculated in the same manner as similarly titled captions in other companies' financial statements.

(9) Operating income is comprised of income from continuing operations excluding realized investment gains and losses and before interest and income tax expense or benefit. Operating earnings are comprised of net income excluding realized investment gains and losses (net of the related income tax expense or benefit), discontinued operations and extraordinary items. Results for 2001 include a charge of $28.8 million, net of taxes and reinsurance coverages, for reserve strengthening primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. See note 4 above.

(10) Diluted book value per share is calculated by dividing shareholders' equity, as increased by the proceeds and tax benefit from the assumed exercise of outstanding stock options, by total shares outstanding, also increased by shares issued upon the assumed exercise of the options and deferred shares.

(11) Return on average shareholders' equity is calculated by dividing operating earnings by average shareholders' equity, as determined as of the beginning and end of each year. Return on average shareholders' equity for 2001 excluding losses related to the reserve strengthening is 13.1%.

(12) The debt to total capitalization ratio is calculated by dividing long-term debt by the sum of the Company's long-term debt, Capital Securities and shareholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis of the results of operations and financial condition of the Company below should be read in conjunction with the Consolidated Financial Statements and related notes.

Results of Operations

2001 Compared to 2000

Premium and Fee Income. Premium and fee income in 2001 was $507.2 million as compared to $466.4 million in 2000. Premiums from core group employee benefit products increased 13% to $452.2 million in 2001 from $400.4 million in 2000. This increase reflects normal growth in employment and salary levels for the Company's existing customer base, price increases, production of new business and improved persistency. Core group employee benefit products include group life, disability, excess and large deductible workers' compensation, travel accident and dental insurance and self-insurance workers' compensation bonds. See "Business – Group Employee Benefit Products." Excess workers' compensation premiums increased 31% to $73.4 million in 2001 from $56.0 million in 2000 primarily due to improvements in the pricing environment in this market sector and increased demand due to higher primary workers' compensation rates and disruption in the workers' compensation marketplace due to difficulties experienced by some competitors, particularly during 2000. These trends accelerated during the second half of 2001 as sharply higher primary workers' compensation rates and rising reinsurance costs due to the terrorist attacks on the World Trade Center increased the demand for self-insurance. As a result, the demand for excess workers' compensation products and the rates for such products increased. During the December through February period, one of SNCC's two key annual renewal periods, SNCC has been able to obtain significant price increases in connection with its renewals of insurance coverage for 2002. As to a substantial portion of such renewals, such price increases exceeded 20%. SNCC has also been obtaining significant improvements in contract terms, in particular higher SIR levels, in connection with these renewals. In addition, new business production for excess workers' compensation products has been strong during this renewal period and the retention of existing customers has been high. New business production for the Company's other group employee benefit products was very strong during 2001, particularly during the fourth quarter, primarily due to a 16% increase in the Company's sales force during 2001. The Company expects this strong sales trend to continue in 2002, due in part to the two new sales offices opened in early 2002. Retention of existing customers for these products also improved during 2001 and price increases were implemented for certain disability customers. Non-core group employee benefit products include reinsurance pools, LPTs, primary workers' compensation, commercial automobile liability and bail bond insurance, and workers' compensation and property reinsurance. See "Business – Group Employee Benefit Products" and "Business – Reinsurance." Premiums from non-core group employee benefit products decreased to $35.8 million in 2001 from $47.3 million in 2000 primarily due to the Company's termination of its participations in the reinsurance pools in which it had historically participated and a lower level of premium from LPTs, which are episodic in nature. Deposits from the Company's asset accumulation products were $90.2 million in 2001 as compared to $160.5 million in 2000. Deposits for these products, which are long-term in nature, are not recorded as premiums; instead, the deposits are recorded as a liability. The Company in the first quarter of 2001 reduced the crediting rates offered on its asset accumulation products due to the decline in market interest rates and the resulting interest rate spreads available to the Company on these products. Accordingly, the Company experienced a lower level of production from its asset accumulation business in 2001 as compared to 2000.

Net Investment Income. Net investment income in 2001 was $157.5 million as compared to $184.6 million in 2000. The tax equivalent weighted average annual yield on invested assets was 7.0% on average invested assets of $2,313.0 million in 2001 and 7.6% on average invested assets of $2,508.3 million in 2000. The decrease in investment income reflects the Company's liquidation during the fourth quarter of 2000 of a substantial majority of the investments of its investment subsidiaries. The proceeds from these sales were used to repay $150.0 million of outstanding borrowings under the Company's revolving credit facilities in the first half of 2001, to repurchase $64.0 million liquidation amount of the Capital Securities during the first nine months of 2001 and to repurchase $8.0 million principal amount of the Senior Notes in June 2001.

Net Realized Investment Losses. Net realized investment losses were $70.3 million in 2001 as compared to $138.0 million in 2000. The Company's investment strategy results in periodic sales of securities and the recognition of realized investment gains and losses. The Company monitors its investments on an ongoing basis. When the market value of a security declines below its cost, and such decline is determined to be other than temporary, the security is written down to fair value. In 2001, the Company recognized $78.3 million of losses due to the other than temporary declines in the market value of certain fixed maturity securities. In 2000, the Company realized losses of $72.5 million related to the liquidation of the investments of its investment subsidiaries and $58.5 million on closed U.S. Treasury futures and option contracts. See "Liquidity and Capital Resources – General" and Note C to the Consolidated Financial Statements. Realized investment losses, net of the related tax benefit, reduced net income by $45.7 million, or $2.22 per share, in 2001 and by $89.7 million, or $4.40 per share, in 2000.

Benefits and Expenses. Policyholder benefits and expenses were $583.1 million as compared to $493.6 million in 2000, an increase of 18%. Benefits and expenses in 2001 include a pre-tax charge of $44.3 million for reserve strengthening primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. Prior to 2001, SNCC's historical average for losses exceeding $2.0 million in its excess workers' compensation products was one to two per year. In 2001, however, the Company experienced seven such losses, including two losses as a result of the terrorist attacks on the World Trade Center. The case reserves for these seven losses totaled $15.3 million, including $6.3 million attributable to the World Trade Center attacks. Though the Company believes that the high number of large losses in 2001 is unlikely to recur, the Company added $24.0 million to its reserve for incurred but not reported ("IBNR") losses since its method of estimating IBNR reserves is based on past experience. The Company also added $5.0 million to its long-term disability IBNR reserves for potential mental and nervous disability claims related to the World Trade Center attacks. This reserve strengthening charge reduced net income in 2001 by $28.8 million, or $1.40 per share. The increase in premiums from the Company's core group employee benefit products also contributed to the increase in benefits and expenses in 2001. The combined ratio (loss ratio plus expense ratio) for the Company's group employee benefits segment was 102.0% (92.9% excluding the reserve strengthening) in 2001 and 92.3% in 2000. Benefits and interest credited on asset accumulation products increased by $3.9 million in 2001 principally due to an increase in average funds under management from $674.5 million in 2000 to $748.6 million in 2001, partially offset by a decrease in the weighted average annual crediting rate on asset accumulation products from 5.7% in 2000 to 5.5% in 2001.

Interest Expense and Extraordinary Gain. Interest expense was $17.4 million in 2001 as compared to $30.8 million in 2000, a decrease of $13.4 million. This decrease was primarily a result of the Company's repayment of $150.0 million of outstanding borrowings under its revolving credit facilities during the first half of 2001 and the repurchase of $64.0 million liquidation amount of the Capital Securities in the open market, which occurred on various dates during the first nine months of 2001. In addition, the Company repurchased $8.0 million principal amount of the Senior Notes in June 2001. The Company recognized an extraordinary gain of $7.4 million, net of income tax expense of $4.0 million, in connection with these repurchases.

Income Tax Benefit. The income tax benefit was $5.1 million in 2001 and $8.2 million in 2000 and was primarily attributable to the recognition of investment losses and, in 2001, the reserve strengthening. The Company's effective tax rate excluding net realized investment losses and the reserve strengthening was 32.2% in 2001 and 31.7% in 2000.

Loss from Continuing Operations. Management believes the concept of "operating earnings" is informative when analyzing the Company's operating trends and in comparing the Company's performance with those of other companies in its industry. Operating earnings exclude discretionary or nonrecurring income or loss items such as realized investment gains and losses, discontinued operations and extraordinary items. Investment gains and losses may be realized based on management's decision to dispose of an investment or management's judgment that a decline in the market value of an investment is other than temporary. Therefore, realized investment gains and losses do not represent elements of the Company's ongoing earnings capacity. However, operating earnings should not be considered a substitute for net income as an indication of the Company's overall performance and may not be calculated in the same manner as similarly titled captions in other companies' financial statements. Operating earnings for the Company, consisting of income from continuing operations adjusted to exclude realized investment losses (net of the related income tax benefit or expense), were $44.7 million, or $2.18 per share, in 2001 as compared to $86.4 million, or $4.24 per share, in 2000. The decrease in operating earnings is primarily attributable to the after-tax charge for reserve strengthening totaling $28.8 million, or $1.40 per share (see "2001 Compared to 2000 - Benefits and Expenses"). Equivalent shares attributable to in-the-money stock options, which totaled 0.5 million and 0.7 million for 2001 and 2000, respectively, were not considered in the calculation of these per share amounts since the inclusion of these equivalent shares would have diluted the loss from continuing operations. The decrease in operating earnings is also attributable to the liquidation during the fourth quarter of 2000 of investments of the Company's investment subsidiaries (see "2001 Compared to 2000 - Net Investment Income").

2000 Compared to 1999

Premium and Fee Income. Premium and fee income in 2000 was $466.4 million as compared to $485.3 million in 1999. Premiums from core group employee benefit products increased 12% to $400.4 million in 2000 from $357.5 million in 1999. This increase reflects strong production of new business and normal growth in employment and salary levels for the Company's existing customer base. Core group employee benefit products include group life, disability, excess and large deductible workers' compensation, travel accident and dental insurance and self-insurance workers' compensation bonds. Excess workers' compensation premiums increased 17% to $56.0 million from $47.9 million in 1999 primarily due to improvements in the pricing environment in this market sector and increased demand due to higher primary workers' compensation rates and disruption in the workers' compensation marketplace due to difficulties experienced by some competitors, particularly during 2000. Non-core group employee benefit products include reinsurance pools, LPTs, primary workers' compensation, commercial automobile liability and bail bond insurance, and workers' compensation and property reinsurance. Premiums from non-core group employee benefit products decreased to $47.3 million in 2000 from $110.4 million in 1999 due to the Company's termination of its participations in the reinsurance pools in which it had historically participated and a lower level of premium from LPTs, which are episodic in nature. Deposits from the Company's asset accumulation products, including the Company's MVA annuity products, increased 106% to $160.5 million in 2000 from $77.8 million in 1999. Deposits for these products, which are long-term in nature, are not recorded as premiums; instead, the deposits are recorded as a liability. The increase in annuity deposits in 2000 was principally the result of an increase in the number of networks of independent agents distributing the Company's expanded line of annuity products and a more favorable environment for fixed annuity sales.

Net Investment Income. Net investment income in 2000 increased $3.7 million to $184.6 million from $180.9 million in 1999. This increase primarily reflects an increase in average invested assets, partially offset by a decrease in the tax equivalent weighted average annual yield on invested assets in 2000. The tax equivalent weighted average annual yield on invested assets was 7.6% on average invested assets of $2,508.3 million in 2000 and 7.7% on average invested assets of $2,428.6 million in 1999.

Net Realized Investment Losses. Net realized investment losses were $138.0 million in 2000 as compared to $25.7 million in 1999. The Company's investment strategy results in periodic sales of securities and the recognition of related investment gains and losses. In the fourth quarter of 2000, the Company implemented a strategic decision to liquidate a substantial majority of the investments of its investment subsidiaries, resulting in realized losses of $72.5 million. In addition, net investment losses realized in 2000 include $58.5 million of losses on closed U.S. Treasury futures and options contracts. Realized investment losses, net of the related tax benefit, reduced net income by $89.7 million, or $4.40 per share, in 2000 and by $16.7 million, or $0.77 per diluted share, in 1999.

Benefits and Expenses. Policyholder benefits and expenses were $493.6 million in 2000 as compared to $521.2 million in 1999. This decrease primarily reflects the decrease in premiums from the Company's non-core group employee benefit products discussed above. The combined ratio (loss ratio plus expense ratio) for the Company's group employee benefits segment decreased from 95.2% in 1999 to 92.3% in 2000. This decrease was primarily attributable to changes in the Company's product mix. Benefits and interest credited on asset accumulation products increased by $6.6 million in 2000, principally due to an increase in average funds under management from $622.9 million in 1999 to $674.5 million in 2000. Also contributing to this increase was an increase in the weighted average annual crediting rate on asset accumulation products from 5.3% in 1999 to 5.7% in 2000.

Interest Expense. Interest expense was $30.8 million in 2000 as compared to $27.5 million in 1999. This increase was primarily due to increases in the weighted average outstanding borrowings and the weighted average borrowing rate under the Company's revolving credit facilities, partially offset by a decrease in the average principal amount of the SIG Senior Notes due to the scheduled partial principal repayment on the notes in 2000.

Income Tax (Benefit) Expense. The income tax benefit was $8.2 million in 2000 as compared to income tax expense of $27.7 million in 1999. The income tax benefit in 2000 was attributable to the recognition of investment losses. The Company's effective tax rate excluding net realized investment losses was 31.7% in 2000 and 31.2% in 1999.

(Loss) Income from Continuing Operations. Management believes the concept of "operating earnings" is informative when analyzing the Company's operating trends and in comparing the Company's performance with those of other companies in its industry. Operating earnings exclude discretionary or nonrecurring income or loss items such as realized investment gains and losses, discontinued operations and extraordinary items. Investment gains and losses may be realized based on management's decision to dispose of an investment or management's judgment that a decline in the market value of an investment is other than temporary. Therefore, realized investment gains and losses do not represent elements of the Company's ongoing earnings capacity. However, operating earnings should not be considered a substitute for net income as an indication of the Company's overall performance and may not be calculated in the same manner as similarly titled captions in other companies' financial statements. Operating earnings for the Company, consisting of income from continuing operations adjusted to exclude realized investment losses (net of the related income tax benefit or expense), were $86.4 million, or $4.24 per share, in 2000 as compared to $80.9 million, or $3.73 per diluted share, in 1999. The increase in operating earnings in 2000 was primarily attributable to the improvement in the group employee benefit products combined ratio. Equivalent shares attributable to in-the-money stock options, which totaled 0.7 million

for 2000, were not considered in the calculation of the per share amount for 2000 since the inclusion of these equivalent shares would have diluted the loss from continuing operations.

Liquidity and Capital Resources

General. The Company had approximately $62.6 million of financial resources available at the holding company level at December 31, 2001, which was primarily comprised of investments in the common stock of its investment subsidiaries. The assets of the investment subsidiaries are primarily invested in fixed maturity securities and balances with independent investment managers. Financial resources available at the holding company level have decreased $204.3 million since December 31, 2000 primarily due to the liquidation of a substantial majority of the investments of its investment subsidiaries. The Company used the proceeds from these sales to repay $150.0 million of outstanding borrowings under its revolving credit facilities in the first half of 2001 and to repurchase $64.0 million liquidation amount of the Capital Securities during the first nine months of 2001. In addition, the Company repurchased $8.0 million principal amount of the Senior Notes in June 2001. A shelf registration is also in effect under which up to $49.2 million in securities may be issued by the Company.

Other sources of liquidity at the holding company level include dividends paid from subsidiaries, primarily generated from operating cash flows and investments. During 2002, RSLIC will be permitted, without prior regulatory approval, to make dividend payments of $24.3 million. In addition, SNCC will be permitted, without prior regulatory approval, to make dividend payments of $19.8 million in 2002. RSLIC and SNCC may also pay additional dividends with the requisite approvals. See "Business - Regulation." In general, dividends from the Company's non-insurance subsidiaries are not subject to regulatory or other restrictions. At December 31, 2001, the Company had $165.0 million of borrowings available to it under its revolving credit facilities.

The Company's current liquidity needs, in addition to funding lease commitments and other operating expenses, include principal and interest payments on outstanding borrowings under its revolving credit facilities, the Senior Notes, the SIG Senior Notes and the Subordinated Notes and distributions on the Capital Securities. The maximum amount of borrowings available under the Company's revolving credit facilities, which expire in April 2003, is currently $190.0 million and will be reduced to $140.0 million in October 2002. The Senior Notes mature in their entirety in October 2003 and are not subject to any sinking fund requirements nor are they redeemable prior to maturity. The SIG Senior Notes began maturing in $9.0 million annual installments in 1999 with a final maturity in May 2003 and have an outstanding principal balance of $18.0 million at December 31, 2001. The Subordinated Notes mature in their entirety in June 2003. The junior subordinated debentures underlying the Capital Securities are not redeemable prior to March 25, 2007. See Note E to the Consolidated Financial Statements.

The Company intends to refinance or renegotiate the terms of its revolving credit facilities and the Senior Notes prior to their maturities in 2003. Sources of liquidity available to the Company on a parent company-only basis, including the undistributed earnings of its subsidiaries, additional borrowings available under the Company's revolving credit facilities and borrowings, if any, available from any future revolving credit facilities or pursuant to any debt obligations issued in the future, are expected to exceed the Company's current and long-term cash requirements. The Company from time to time engages in discussions with respect to acquiring blocks of business and insurance and financial services companies, any of which could, if consummated, be material to the Company's operations.

The principal liquidity requirements of the Company's insurance subsidiaries are their contractual obligations to policyholders and other financing sources. The primary sources of funding for these obligations, in addition to operating earnings, are the marketable investments included in the investment portfolios of these subsidiaries. The Company believes that these sources of funding will be adequate for its insurance subsidiaries to satisfy on both a short-term and long-term basis these contractual obligations throughout their estimated or stated period.

Cash Flows. Operating activities, which include $30.1 million of cash provided by the liquidation of trading account securities and $84.0 million of funds received from Oracle Re for the commutation of various reinsurance agreements that the Company had entered into with Oracle Re in 1998, increased cash by $228.7 million in 2001. See Note O to the Consolidated Financial Statements. Operating activities increased cash by $12.4 million in 2000 and are net of $58.1 million of funds returned to a ceding insurer in connection with the rescission of a reinsurance transaction, $16.0 million of cash used by trading activities, and a net cash payment of $19.7 million related to the cession by the Company of group employee benefit product reserves. Operating activities increased cash by $120.9 million in 1999 and included $58.1 million of funds received on a rescinded reinsurance transaction and are net of $23.8 million of cash used by trading account activities. Operating cash flows in 2001 and 2000 also include federal income tax refunds. During 2001, proceeds from investment sales were primarily used to repay $150.0 million of outstanding borrowings under the Company's revolving credit facilities in the first half of 2001 and to repurchase $64.0 million liquidation amount of the Capital Securities in the first nine months of 2001. In addition, the Company repurchased $8.0 million principal amount of the Senior Notes in June 2001.

Investments. The Company's overall investment strategy emphasizes safety and liquidity, while seeking the best available return, by focusing on, among other things, managing the Company's interest-sensitive assets and liabilities and seeking to minimize the Company's exposure to fluctuations in interest rates. The Company's investment portfolio primarily consists of investments in fixed maturity securities and short-term investments. The weighted average credit rating of the Company's fixed maturity portfolio as rated by Standard & Poor's Corporation was "AA" at December 31, 2001. While the investment grade rating of the Company's fixed maturity portfolio addresses credit risk, it does not address other risks, such as prepayment and extension risks, which are discussed below.

At December 31, 2001, approximately 25% of the Company's total invested assets were comprised of mortgage-backed securities, of which approximately 36% are guaranteed by U.S. Government sponsored entities as to the full amount of principal and interest and the remaining 64% consists of investments in trusts created by banks and finance and mortgage companies. Ninety-six percent of the Company's mortgage-backed securities portfolio, based on fair values, has been rated as investment grade by nationally recognized statistical rating organizations. Mortgage-backed securities subject the Company to a degree of interest rate risk, including prepayment and extension risk, which is generally a function of the sensitivity of each security's underlying collateral to prepayments under varying interest rate environments and the repayment priority of the securities in the particular securitization structure. The Company seeks to limit the extent of this risk by emphasizing the more predictable payment classes and securities with stable collateral.

The Company, through its insurance subsidiaries, maintains a program in which investments are financed using advances from various Federal Home Loan Banks. The Company has utilized this program to manage the duration of its liabilities and to earn spread income, which is the difference between the financing cost and the earnings from the investments purchased with those funds. At December 31, 2001, the Company had outstanding advances of $162.0 million, of which $20.0 million were obtained during 2001. In 2001, the Company repaid $6.5 million of FHLB advances that had been obtained in 2000. The advances, of which $150.0 million were obtained at a fixed rate and $12.0 million were obtained at a variable rate, have a weighted average term to maturity of 7.7 years. In addition, the Company has utilized reverse repurchase agreements, futures and option contracts and interest rate swap contracts from time to time in connection with its investment strategy. These transactions require the Company to maintain securities or cash on deposit with the applicable counterparty as collateral. As the market value of the collateral or contracts changes, the Company may be required to deposit additional collateral or be entitled to have a portion of the collateral returned to it. The Company also maintains a securities lending program under which certain securities from its portfolio are loaned to other institutions for short periods of time. The collateral received for securities loaned is recorded at the fair value of the collateral, which is generally in an amount in excess of the market value of the securities loaned. The Company monitors the market value of the securities loaned and obtains additional collateral as necessary. There were no amounts related to this program at December 31, 2001 and 2000.

The ability of the Company's insurance subsidiaries to make investments is subject to the insurance laws and regulations of their respective state of domicile. Each of these states has comprehensive investment regulations. In addition, the Company's revolving credit facilities and, as to SNCC, the SIG Senior Notes also contain limitations, with which the Company is currently in compliance in all material respects, on the composition of the Company's investment portfolio. The Company also continually monitors its investment portfolio and attempts to ensure that the risks associated with concentrations of investments in either a particular sector of the market or a single entity are limited.

Asset/Liability Management and Market Risk. Because the Company's primary assets and liabilities are financial in nature, the Company's consolidated financial position and earnings are subject to risks resulting from changes in interest rates. The Company manages this risk by active portfolio management focusing on minimizing its exposure to fluctuations in interest rates by matching its invested assets and related liabilities and by periodically adjusting the crediting rates on its annuity products. In addition, the Company, at times, has utilized exchange-traded futures and option contracts to reduce the risk associated with changes in the value of its fixed maturity portfolio due to changes in the interest rate environment and to reduce the risk associated with changes in interest rates in connection with anticipated securities purchases. Generally, market prices of fixed maturity securities decline in an environment of increasing interest rates in a manner similar to that of U.S. Treasury securities. Therefore, in order to reduce the extent of this interest rate risk, the Company, at times, entered into option contracts and short U.S. Treasury futures, the value of which typically rises in such an environment. During 2000, market interest rates, particularly rates on U.S. Treasury securities, decreased, causing the value of these futures and option contracts to decline. As a result, the Company terminated all of these contracts in the fourth quarter of 2000 and recognized related losses of $58.5 million. The Company discontinued this strategy due to the continuing volatility in the relationship between yields on U.S. Treasury securities and yields on other categories of fixed income securities, as well as impending changes in the accounting rules applicable to futures and options contracts used for hedging purposes. At December 31, 2001, the Company had no outstanding futures and option contracts or interest rate swap agreements.

The Company regularly analyzes the results of its asset/liability matching through cash flow analysis and duration matching under multiple interest rate scenarios. These analyses enable the Company to measure the potential gain or loss in fair value of its interest-rate sensitive financial instruments due to hypothetical changes in interest rates. Based on these analyses, if interest rates were to immediately increase by 10% from their year-end levels, the fair value of the Company's interest-sensitive assets, net of corresponding changes in the fair value of cost of business acquired and insurance and investment-related liabilities, would decline by approximately $38.0 million at December 31, 2001 as compared to a decline of approximately $55.0 million at December 31, 2000. These analyses incorporate numerous assumptions and estimates and assume no changes in the composition of the Company's investment portfolio in reaction to such interest rate changes. Consequently, the results of this analysis will likely be materially different from the actual changes experienced under given interest rate scenarios.

The Company manages the composition of its borrowed capital by considering factors such as the ratio of borrowed capital to total capital, future debt requirements, the interest rate environment and other market conditions. Approximately 80% of the Company's corporate debt was issued at fixed interest rates. A hypothetical 10% decrease in market interest rates would cause a corresponding $0.4 million increase in the fair value of the Company's fixed-rate corporate debt at December 31, 2001 as compared to an increase of $1.3 million at December 31, 2000. Because interest expense on the Company's floating-rate corporate debt fluctuates as prevailing interest rates change, changes in market interest rates would not materially affect its fair value.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management, in some instances, to make judgments about the application of these principles. The amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period could differ materially from the amounts reported if different conditions existed or different judgments were utilized. Management's judgment is most critical in the estimation of its liabilities for future policy benefits and unpaid claims and claim expenses and its assets for cost of business acquired and in the valuation of its investments. A discussion of how management applies these critical accounting policies follows.

Future Policy Benefits and Unpaid Claims and Claim Expenses. The Company establishes reserves for future policy benefits and unpaid claims and claim expenses relating to its insurance products. These reserves, which totaled $1,279.7 million at December 31, 2001, are calculated using various generally recognized actuarial methodologies and are based upon assumptions that management believes are appropriate and which vary by type of product. External actuarial experts also review the Company's methodologies, assumptions and the resulting reserves. The Company's projected ultimate insurance liabilities and associated reserves are estimates, which are subject to variability. This variability arises because the factors and events affecting the ultimate liability for claim reserves have not all taken place, and thus cannot be evaluated with absolute certainty. The estimation process is complex and involves information obtained from company-specific and industry-wide data, as well as general economic information.

The most significant assumptions made in the estimation process for future policy benefits relate to mortality, withdrawal, claim termination and interest rates. The reserves for unpaid claims and claim expenses are determined on an individual basis for reported claims and estimates of IBNR losses are developed on the basis of past experience. The most significant assumptions made in the estimation process for unpaid claims and claim expenses are the trend in loss costs, the expected frequency and severity of claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. The assumptions vary based on the year the claim is incurred. At December 31, 2001, disability and workers' compensation reserves for unpaid claims and claim expenses with a carrying value of $569.6 million have been discounted at a weighted average rate of 5.3%, with the rates ranging from 3.7% to 7.5%. The interest rate assumptions used to discount disability claim reserves are based upon projected portfolio yield rates for the assets supporting the liabilities. The assets selected to support these liabilities produce cash flows that are intended to match the timing and amount of anticipated liability payments. The interest rate assumptions used to discount workers' compensation claim reserves are based on the risk-free rate of return for U.S. Government securities with a duration comparable to the expected duration and payment pattern of the claims at the time the claims are settled. The methods and assumptions used to calculate the reserves are continually reviewed and updated based on current circumstances, and any resulting adjustments are reflected in earnings currently. There have been no material changes in the actuarial assumptions and/or methods from those used in the previous periods other than those resulting form the unusually high number of large losses in the Company's excess workers' compensation business in 2001.

Deferred Acquisition Costs. Costs related to the acquisition of new insurance business, such as commissions, certain costs of policy issuance and underwriting, and certain field office expenses, are deferred when incurred. The unamortized balance of these deferred acquisition costs is included in cost of business acquired on the consolidated balance sheet. Deferred acquisition costs related to group life and accident and health products, which totaled $98.8 million at December 31, 2001, are amortized over the premium-paying period of the related policies in proportion to the ratio of the present value of annual expected premium income to the present value of the total expected premium income. Deferred acquisition costs related to casualty insurance products, which totaled $5.6 million at December 31, 2001, are amortized over the period in which the related premium is earned. Deferred acquisition costs related to annuity products, which totaled $48.6 million at December 31, 2001, are amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and mortality, investment and expense margins. The amortization is a constant percentage of estimated gross profits based on the ratio of the present value of amounts deferred as compared to the present value of estimated gross profits. Adjustments are made each year to reflect the actual gross profits to date as compared to assumed experience and any changes in the remaining expected future gross profits. The unamortized balance of deferred policy acquisition costs related to certain asset accumulation products is adjusted for the impact on estimated future gross profits as if net unrealized appreciation and depreciation on available for sale securities had been realized at the balance sheet date. The impact of this adjustment, net of the related income tax expense or benefit, is included in net unrealized appreciation and depreciation as a component of shareholders' equity. Deferred acquisition costs are charged to current earnings to the extent that it is determined that future premiums or estimated gross profits will not be adequate to cover the amounts deferred. The amortization of deferred acquisition costs totaled $32.7 million, $27.1 million and $25.1 million in 2001, 2000 and 1999, respectively.

Investments. Investments are primarily carried at fair value with unrealized appreciation and depreciation included as a component of shareholders' equity, net of the related income tax benefit or expense and the related adjustment to cost of business acquired. Ninety-six percent of the Company's fixed maturity and equity securities portfolio are actively traded in a liquid market or have other liquidity mechanisms. Certain securities purchased in private placements in the Company's investment portfolio which are not actively traded in a liquid market and do not have other mechanisms for their sale totaled $97.8 million at December 31, 2001. The Company estimates the fair value for these securities primarily by comparison to similar securities with quoted market prices. If quotes are not available on similar securities, the Company estimates fair value based on recent purchases or sales of similar securities or other internally prepared valuations. Key assumptions used in this process include the level of risk-free interest rates, risk premiums, and performance of underlying collateral, if applicable. All such investments are classified as available for sale. The Company's ability to liquidate these positions will be impacted to a significant degree by the lack of an actively traded market, and, therefore, the securities may not be disposed of in a timely manner. Historically, the Company has not realized gains or losses on dispositions of non-marketable investments that varied materially from the amounts estimated by the Company under this valuation methodology. The Company believes that its estimates reasonably reflect the fair value of these securities; however, had there been an active market for these securities during the applicable reporting period, the market prices may have been materially different than the amounts reported.

Declines in the fair value of investments that are considered to be other than temporary are reported as realized losses. The Company evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry and geographic area, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency to determine if and when a decline in the fair value of an investment below amortized cost is other than temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and the Company's ability and intent to retain the investment to allow for any anticipated recovery in the investment's fair value are also considered. In 2001 and 2000, the Company recognized losses totaling $78.3 million and $4.5 million, respectively, for the other than temporary decline in the value of certain fixed maturity securities. These losses were recognized as a result of events that occurred in the respective periods, such as downgrades in an issuer credit ratings, deteriorating financial results of issuers, adverse changes in the amount and timing of estimated future cash flows from securities and the impact of the recessionary economic environment on issuers' financial positions. Investment grade and non-investment grade fixed maturity securities comprised 83.1% and 8.5%, respectively, of the Company's total investment portfolio at December 31, 2001. Gross unrealized appreciation and gross unrealized depreciation, before the related income tax expense or benefit and the related adjustment to cost of business acquired, attributable to investment grade fixed maturity securities totaled $33.1 million and $52.5 million, respectively, at December 31, 2001. Gross unrealized appreciation and gross unrealized depreciation, before the related income tax expense or benefit and the related adjustment to cost of business acquired, attributable to non-investment grade fixed maturity securities totaled $3.2 million and $9.4 million, respectively, at December 31, 2001. Unrealized appreciation and depreciation, net of the related income tax expense or benefit and the related adjustment to cost of business acquired, has been reflected on the Company's balance sheet as a separate component of shareholders' equity. The Company may experience additional losses from other than temporary security value declines in the future, which would be recorded as realized losses in the income statement.

Cautionary Note Regarding Forward-Looking Statements

In connection with, and because it desires to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements in the above "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K and in any other statement made by, or on behalf of, the Company, whether in future filings with the Securities and Exchange Commission or otherwise. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, prospects, outlooks or other developments. Some forward-looking statements may be identified by the use of terms such as "expects," "believes," "anticipates," "intends," "judgment" or other similar expressions. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. Examples of such uncertainties and contingencies include, among other important factors, those affecting the insurance industry generally, such as the economic and interest rate environment, federal and state legislative and regulatory developments, including but not limited to changes in financial services and tax laws and regulations, market pricing and competitive trends relating to insurance products and services, acts of terrorism, and availability of reinsurance, and those relating specifically to the Company's business, such as the level of its insurance premiums and fee income, the claims experience, persistency and other factors affecting the profitability of its insurance products, the performance of its investment portfolio and changes in the Company's investment strategy, acquisitions of companies or blocks of business, and ratings by major rating organizations of its insurance subsidiaries. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward-looking information.

Item 7A. Market Risk Disclosure

The information required by Item 7A is included in this Form 10-K under the heading "Asset/Liability Management and Market Risk" beginning on page 21 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

The information required by Item 8 is included in this Form 10-K beginning on page 29 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is included in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders, under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference, and in Item 4A in Part I of this Form 10-K.

Item 11. Executive Compensation

The information required by Item 11 is included in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders, under the caption "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Owners and Management

The information required by Item 12 is included in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders, under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is included in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders, under the caption "Certain Relationships and Related Party Transactions" and is incorporated herein by reference.

Part IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The financial statements and financial statement schedules filed as part of this report are listed in the Index to Consolidated Financial Statements and Financial Statement Schedules on page 30 of this Form 10-K.

(b) No reports on Form 8-K were filed during the fourth quarter of 2001.

(c) The following Exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K:

2.1 Agreement and Plan of Merger, dated October 5, 1995, among the Company, SIG Holdings Acquisition Corp., and SIG Holdings, Inc. [7]

2.2 Agreement and Plan of Merger, dated June 11, 1998, by and among Delphi Financial Group, Inc., Matrix Absence Management, Inc. and the Shareholders named therein [11]

2.3 Stock Purchase Agreement, dated as of October 1, 1998, by and among Delphi Financial Group, Inc., Unicover Managers, Inc., Unicover Intermediaries, LLC and the Shareholders named therein [11]

2.4 Merger, Exchange and Release Agreement, dated April 30, 1999, by and among Delphi Financial Group, Inc., Unicover Managers, Inc., Unicover Intermediaries, LLC, Unicover Management Partners, LLC and the Buyers named therein [12]

3.1 Amendment to Restated Certificate of Incorporation of Delphi Financial Group, Inc. (Exhibit 3.2) [3]

3.2 Certificate of Amendment of Restated Certificate of Incorporation of Delphi Financial Group, Inc. (Exhibit 3.1) [8]

3.3 Amended and Restated By-laws of Delphi Financial Group, Inc. (Exhibit 3.4) [3]

4.1 Indenture, dated as of October 8, 1993, between Delphi Financial Group, Inc. and State Street Bank of Connecticut (formerly Shawmut Bank Connecticut, N.A.) as Trustee (8.0% Senior Notes due 2003) [4]

4.2 Amended and Restated Limited Liability Agreement of Delphi Funding L.L.C. dated as of March 25, 1997, among Delphi Financial Group, Inc., as Managing Member, Chestnut Investors III, Inc., as Resigning Member, and the Holders of Capital Securities described therein, as Members (Exhibit 4(a))[9]

4.3 Subordinated Indenture, dated as of March 25, 1997, between Delphi Financial Group, Inc. and Wilmington Trust Company as Trustee (Exhibit 4(b)) [9]

4.4 Guarantee Agreement dated March 25, 1997, between Delphi Financial Group, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (Exhibit 4(c)) [9]

10.1 Fourth Amended and Restated Credit Agreement, dated as of June 1, 2000, among the Company, the Lenders named therein, The Bank of New York and Fleet National Bank, as Co-Agents, and Bank of America N.A., as Administrative Agent and Collateral Agent (Exhibit 10.1)[13]

10.2 Credit Agreement, dated as of June 1, 2000, among the Company, the Lenders named therein, Fleet National Bank and First Union National Bank, as Co-Syndication Agents, and Bank of America, N.A., as Administrative Agent and Collateral Agent (Exhibit 10.2)[13]

10.3 Borrower Pledge Agreement, dated as of February 23, 1993, between the Company and Bank of America Illinois (Exhibit 10.2)[2]

10.4 Delphi Financial Group, Inc. Second Amended and Restated Employee Nonqualified Stock Option Plan, as amended May 23, 2001 (Exhibit 10.1)[14]

10.5 The Delphi Capital Management, Inc. Pension Plan for Robert Rosenkranz (Exhibit 10.3)[2]

10.6 Investment Consulting Agreement, dated as of November 10, 1988, between Rosenkranz Asset Managers, LLC (as assignee of Rosenkranz, Inc.) and the Company (Exhibit 10.8)[3]

10.7 Investment Consulting Agreement, dated as of November 6, 1988, between Rosenkranz Asset Managers, LLC (as assignee of Rosenkranz, Inc.) and Reliance Standard Life Insurance Company (Exhibit 10.9)[3]

10.8 Assumption Reinsurance Agreement, dated as of December 5, 1988, between John Alden Life Insurance Company and Reliance Standard Life Insurance Company (Exhibit 10.11)[3]

10.9 Delphi Financial Group, Inc. Long-Term Performance-Based Incentive Plan[10]

10.10 Settlement Agreement and Release of February 1988 among Insurers Service Corporation, Frank B. Hall & Co. Inc., Reliance Group Holdings Inc. and Safety National Casualty Corporation, as supplemented and amended by letter agreement dated March 4, 1996 (Exhibit 10.11)[6]

10.11 SIG Holdings, Inc. 1992 Long-Term Incentive Plan (Exhibit 10.12)[6]

10.12 Stockholders Agreement, dated as of October 5, 1995, among the Company and the affiliate stockholders named therein (Exhibit 10.30)[7]

10.13 Reliance Standard Life Insurance Company Nonqualified Deferred Compensation Plan (Exhibit 10.14)[7]

10.14 Reliance Standard Life Insurance Company Supplemental Executive Retirement Plan (Exhibit 10.15)[7]

10.15 Delphi Financial Group, Inc. Amended and Restated Directors Stock Option Plan, as amended May 23, 2001 (Exhibit 10.2)[14]

10.16 Indemnity Coinsurance Agreement and Administrative Services Agreement, dated as of October 3, 1994, between Reliance Standard Life Insurance Company and Protective Life Insurance Company (Exhibit 10.21)[5]

10.17 Indemnity Coinsurance Agreement, dated as of June 30, 1990, between Reliance Standard Life Insurance Company and John Alden Life Insurance Company (with exhibit 1 thereto) (Exhibit 10.22)[1]

10.18 Indemnity Coinsurance Agreement, dated as of October 31, 1990, between Reliance Standard Life Insurance Company and John Alden Life Insurance Company (with exhibit 1 thereto) (Exhibit 10.23)[1]

10.19 Indemnity Coinsurance Agreement, dated as of March 31, 1992, between Reliance Standard Life Insurance Company and Washington National Life Insurance Company of New York (filed with the Trust Agreement dated as of April 27, 1992, between Reliance Standard Life Insurance Company and Washington National Life Insurance Company of New York) (Exhibit 10.24)[1]

10.20 Indemnity Coinsurance Agreement, dated as of December 31, 1992, between Reliance Standard Life Insurance Company and Lamar Life Insurance Company (Exhibit 10.25)[1]

10.21 Employment Agreement, dated March 18, 1994, for Robert M. Smith, Jr. (Exhibit 10.31)[5]

10.22 SIG Holdings, Inc. Note Agreement, dated as of May 20, 1994 (8.5% Senior Secured Notes due 2003) (Exhibit 10.25)[6]

10.23 Borrower Pledge Agreement, dated as of May 20, 1994, between SIG Holdings, Inc. and the Chase Manhattan Bank, N.A., as collateral agent (Exhibit 10.26)[6]

10.24 Subsidiary Pledge Agreement, dated as of March 5, 1996, between SIG Holdings, Inc. and Bank of America National Trust and Savings Association, as Administrative Agent (Exhibit 10.27)[6]

10.25 Reinsurance Agreement, dated January 27, 1998, between Reliance Standard Life Insurance Company and Oracle Reinsurance Company Ltd. (Exhibit 10.27)[10]

10.26 Casualty Excess of Loss Reinsurance Agreement, dated January 27, 1998, between Safety National Casualty Corporation and Oracle Reinsurance Company Ltd. (Exhibit 10.28)[10]

10.27 Commutation, Prepayment and Redemption Agreement, dated September 14, 2001, between Delphi Financial Group, Inc., Safety National Casualty Corporation, Reliance Standard Life Insurance Company, Delphi International Ltd. and Oracle Reinsurance Company Ltd. (Exhibit 10.1)[15]

11.1 Computation of Results per Share of Common Stock[16]

21.1 List of Subsidiaries of the Company[17]

23.1 Consent of Ernst & Young LLP[17]

24.1 Powers of Attorney[17]

---

(1) Incorporated herein by reference to the designated exhibit to the Company's Registration Statement on Form S-1 dated September 30, 1993 (Registration No. 33-65828).
(2) Incorporated herein by reference to the designated exhibit to the Company's Form 10-K for the year ended December 31, 1992.
(3) Incorporated herein by reference to the designated exhibit to the Company's Registration Statement on Form S-1 dated March 13, 1990 (Registration No. 33-32827).
(4) Incorporated herein by reference to the designated exhibit to the Company's Form 10-K for the year ended December 31, 1993.
(5) Incorporated herein by reference to the designated exhibit to the Company's Form 10-K for the year ended December 31, 1994.
(6) Incorporated herein by reference to the designated exhibit to the Company's Form 10-K for the year ended December 31, 1995.
(7) Incorporated herein by reference to the designated exhibit to the Company's Registration Statement on Form S-4 dated January 30, 1996 (Registration No. 33-99164).
(8) Incorporated herein by reference to the designated exhibit to the Company's Form 10-Q for the quarter ended June 30, 1997.
(9) Incorporated herein by reference to the designated exhibit to the Company's Current Report on Form 8-K dated March 21, 1997.
(10) Incorporated herein by reference to the designated exhibit to the Company's Form 10-K for the year ended December 31, 1997.
(11) Incorporated herein by reference to the designated exhibit to the Company's Form 10-K for the year ended December 31, 1998.
(12) Incorporated herein by reference to the designated exhibit to the Company's Form 10-Q for the quarter ended March 31, 1999.
(13) Incorporated herein by reference to the designated exhibit to the Company's Form 10-Q for the quarter ended June 30, 2000.
(14) Incorporated herein by reference to the designated exhibit to the Company's Form 10-Q for the quarter ended June 30, 2001.
(15) Incorporated herein by reference to the designated exhibit to the Company's Form 10-Q for the quarter ended September 30, 2001.
(16) Incorporated herein by reference to Note N to the Consolidated Financial Statements included elsewhere herein.
(17) Filed herewith.

(d) The financial statement schedules listed in the Index to Consolidated Financial Statements and Financial Statement Schedules on page 30 of this Form 10-K are included under Item 8 and are presented beginning on page 54 of this Form 10-K. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delphi Financial Group, Inc.

By: /S/ ROBERT ROSENKRANZ
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/S/ ROBERT ROSENKRANZ (Robert Rosenkranz)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 28, 2002
* (Edward A. Fox)	Director	March 28, 2002
* (Charles P. O'Brien)	Director	March 28, 2002
* (Lewis S. Ranieri)	Director	March 28, 2002
* (Thomas L. Rhodes)	Director	March 28, 2002
/S/ ROBERT M. SMITH, JR. (Robert M. Smith, Jr.)	Director and Executive Vice President	March 28, 2002
* (B.K. Werner)	Director	March 28, 2002
* Thomas W. Burghart	Vice President and Treasurer (Principal Accounting and Financial Officer)	March 28, 2002

* BY: /S/ ROBERT ROSENKRANZ
Attorney-in-Fact

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL RESULTS (Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues excluding realized investment losses	$ 162,371	$ 161,946	$ 165,465	$ 174,931
Revenues	162,822	162,171	158,539	110,892
Income (loss) from continuing operations	17,628	18,472	11,572	(48,613)
Net income (loss)	20,645	21,668	12,805	(48,613)
Basic results per share of common stock:				
Income (loss) from continuing operations	$ 0.85	$ 0.90	$ 0.56	$ (2.36)
Net income (loss)	1.01	1.06	0.62	(2.36)
Diluted results per share of common stock:				
Income (loss) from continuing operations	$ 0.83	$ 0.88	$ 0.55	$ (2.36)
Net income (loss)	0.98	1.03	0.61	(2.36)

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues excluding realized investment losses	$ 163,435	$ 158,659	$ 166,648	$ 162,191
Revenues	161,888	158,654	164,580	27,764
Income (loss) from continuing operations	21,294	22,908	21,302	(68,797)
Net income (loss)	21,294	22,908	21,302	(68,797)
Basic results per share of common stock:				
Income (loss) from continuing operations	$ 1.04	$ 1.13	$ 1.05	$ (3.36)
Net income (loss)	1.04	1.13	1.05	(3.36)
Diluted results per share of common stock:				
Income (loss) from continuing operations	$ 1.01	$ 1.09	$ 1.01	$ (3.36)
Net income (loss)	1.01	1.09	1.01	(3.36)

The results of interim periods may not be indicative of the results for the entire year. Computations of results per share for each quarter are made independently of results per share for the year. Due to transactions affecting the weighted average number of shares outstanding in each quarter, the sum of quarterly results per share does not equal results per share for the year. The calculation of loss per share from continuing operations and net loss per share in the fourth quarters of 2001 and 2000 exclude equivalent shares attributable to in-the-money stock options which totaled 0.4 million and 0.6 million, respectively, since the inclusion of these equivalent shares would have diluted the loss from continuing operations.

Results for the third and the fourth quarters of 2001 include an after-tax charge of $2.5 million, or $0.12 per share, and $26.3 million, or $1.28 per share, respectively, for losses attributable to the terrorist attacks on the World Trade Center and reserve strengthening primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. After-tax losses related to the World Trade Center attacks totaled $2.5 million, or $0.12 per share, in the third quarter of 2001 and $4.9 million, or $0.24 per share in the fourth quarter of 2001. The Company also recognized pre-tax investment losses of $0.6 million, $12.5 million and $65.2 million in the second, third and fourth quarters, respectively, of 2001, due to the other than temporary decline in the market value of certain fixed maturity securities. In the fourth quarter of 2000, the Company liquidated a substantial majority of the investments of its investment subsidiaries and realized pre-tax losses of $72.5 million related to the liquidation and $58.5 million on closed U.S. Treasury futures and option contracts. In 2001, the Company used the proceeds from these sales to repay $150.0 million of outstanding borrowings under its revolving credit facilities, to repurchase $64.0 million liquidation amount of the Capital Securities of Delphi Funding L.L.C. and to repurchase $8.0 million principal amount of the Senior Notes due 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes C, D, E and J to the Consolidated Financial Statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT AUDITORS

Shareholders and Directors
Delphi Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Delphi Financial Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Financial Statement Schedules. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delphi Financial Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 8, 2002

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31,		
	2001	2000	1999
Revenue:			
Premium and fee income	$ 507,204	$ 466,357	$ 485,268
Net investment income	157,509	184,576	180,945
Net realized investment losses	(70,289)	(138,047)	(25,720)
	594,424	512,886	640,493
Benefits and expenses:			
Benefits, claims and interest credited to policyholders	416,996	342,758	378,409
Commissions	39,636	40,327	35,208
Amortization of cost of business acquired	34,700	29,726	27,467
Other operating expenses	91,729	80,751	80,134
	583,061	493,562	521,218
Income from continuing operations before interest and income tax (benefit) expense	11,363	19,324	119,275
Interest expense:			
Corporate debt	11,604	21,457	18,178
Dividends on Capital Securities of Delphi Funding L.L.C.	5,808	9,311	9,311
	17,412	30,768	27,489
(Loss) income from continuing operations before income tax (benefit) expense	(6,049)	(11,444)	91,786
Income tax (benefit) expense	(5,108)	(8,151)	27,654
(Loss) income from continuing operations	(941)	(3,293)	64,132
Loss on disposal of discontinued operations, net of income tax benefit	-	-	(13,847)
Extraordinary gain, net of income tax expense	7,446	-	-
Net income (loss)	$ 6,505	$ (3,293)	$ 50,285
Basic results per share of common stock:			
(Loss) income from continuing operations	$ (0.04)	$ (0.16)	$ 3.06
Net income (loss)	0.32	(0.16)	2.40
Diluted results per share of common stock:			
(Loss) income from continuing operations	$ (0.04)	$ (0.16)	$ 2.96
Net income (loss)	0.32	(0.16)	2.32
Dividends paid per share of common stock	$ 0.28	$ -	$ -

See notes to consolidated financial statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Data)

	December 31, 2001	December 31, 2000
Assets:		
Investments:		
Fixed maturity securities, available for sale	$ 2,223,789	$ 2,010,634
Short-term investments	92,862	43,749
Other investments	110,563	421,562
	2,427,214	2,475,945
Cash	11,682	12,344
Cost of business acquired	168,894	156,556
Reinsurance receivables	388,910	437,844
Other assets	265,763	289,433
Assets held in separate account	73,683	67,888
Total assets	$ 3,336,146	$ 3,440,010
Liabilities and Shareholders' Equity:		
Future policy benefits:		
Life	$ 222,363	$ 200,385
Accident and health	348,267	323,526
Unpaid claims and claim expenses:		
Life	34,616	35,919
Accident and health	167,628	163,259
Casualty	506,778	447,055
Policyholder account balances	817,543	782,452
Corporate debt	125,675	267,770
Advances from Federal Home Loan Bank	162,909	149,409
Other liabilities and policyholder funds	268,962	374,292
Liabilities related to separate account	63,361	57,750
Total liabilities	2,718,102	2,801,817
Company-obligated mandatorily redeemable Capital Securities of Delphi Funding L.L.C. holding solely junior subordinated deferrable interest debentures of the Company	36,050	100,000
Shareholders' equity:		
Preferred Stock, $.01 par; 10,000,000 shares authorized	-	-
Class A Common Stock, $.01 par; 40,000,000 shares authorized; 17,763,428 and 16,844,982 shares issued and outstanding, respectively	178	168
Class B Common Stock, $.01 par; 20,000,000 shares authorized; 4,132,688 and 4,839,072 shares issued and outstanding, respectively	41	48
Additional paid-in capital	369,385	366,834
Net unrealized depreciation on investments	(10,985)	(53,622)
Retained earnings	274,874	274,060
Treasury stock, at cost; 1,505,290 and 1,435,390 shares of Class A Common Stock, respectively	(51,499)	(49,295)
Total shareholders' equity	581,994	538,193
Total liabilities and shareholders' equity	$ 3,336,146	$ 3,440,010

See notes to consolidated financial statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unrealized Depreciation on Investments	Retained Earnings	Treasury Stock	Total
Balance, January 1, 1999	$ 150	$ 54	$ 329,023	$ (18,074)	$ 255,287	$ -	$566,440
Net income	-	-	-	-	50,285	-	50,285
Increase in net unrealized depreciation on investments	-	-	-	(83,391)	-	-	(83,391)
Comprehensive loss							(33,106)
Issuance of stock, exercise of stock options and share conversions	7	(4)	7,162	-	-	-	7,165
Stock dividends	6	2	28,205	-	(28,219)	-	(6)
Acquisition of treasury stock	-	-	-	-	-	(39,076)	(39,076)
Balance, December 31, 1999	$ 163	$ 52	$ 364,390	$(101,465)	$ 277,353	$ (39,076)	$501,417
Net loss	-	-	-	-	(3,293)	-	(3,293)
Decrease in net unrealized depreciation on investments	-	-	-	47,843	-	-	47,843
Comprehensive income							44,550
Issuance of stock, exercise of stock options and share conversions	5	(4)	2,444	-	-	-	2,445
Acquisition of treasury stock	-	-	-	-	-	(10,219)	(10,219)
Balance, December 31, 2000	$ 168	$ 48	$ 366,834	$ (53,622)	$ 274,060	$ (49,295)	$538,193
Net income	-	-	-	-	6,505	-	6,505
Decrease in net unrealized depreciation on investments	-	-	-	42,637	-	-	42,637
Comprehensive income							49,142
Issuance of stock, exercise of stock options and share conversions	10	(7)	2,551	-	-	-	2,554
Acquisition of treasury stock	-	-	-	-	-	(2,204)	(2,204)
Cash dividends	-	-	-	-	(5,691)	-	(5,691)
Balance, December 31, 2001	$ 178	$ 41	$ 369,385	$ (10,985)	$ 274,874	$ (51,499)	$581,994

See notes to consolidated financial statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating activities:			
Net income (loss)	$ 6,505	$ (3,293)	$ 50,285
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Change in policy liabilities and policyholder accounts	105,904	71,934	98,609
Net change in reinsurance receivables and payables	39,670	(93,905)	21,292
Amortization, principally the cost of business acquired and investments	19,153	5,730	(4,375)
Deferred costs of business acquired	(51,096)	(51,840)	(41,781)
Net realized losses on investments	70,289	138,047	25,720
Net change in trading account securities	30,085	(15,957)	(23,830)
Net change in federal income tax liability	8,836	(107)	2,319
Discontinued operations	-	-	13,847
Extraordinary gain	(7,446)	-	-
Other	6,772	(38,205)	(21,205)
Net cash provided by operating activities	228,672	12,404	120,881
Investing activities:			
Purchases of investments and loans made	(967,272)	(1,013,044)	(1,872,770)
Sales of investments and receipts from repayment of loans	884,993	463,625	1,867,278
Maturities of investments	87,077	72,494	89,134
Net change in short-term investments	(49,062)	311,649	(56,850)
Sale of real estate	-	16,656	-
Business acquisitions	(2,613)	(2,610)	(8,993)
Disposition of discontinued operations	-	-	20,968
Change in deposit in separate account	(184)	(631)	(1,467)
Net cash (used) provided by investing activities	(47,061)	(151,861)	37,300
Financing activities:			
Deposits to policyholder accounts	94,922	164,203	81,729
Withdrawals from policyholder accounts	(62,733)	(83,376)	(68,877)
Proceeds from issuance of common stock and exercise of stock options	2,554	2,445	2,177
Dividends paid on common stock	(5,691)	-	-
Acquisition of treasury stock	(2,204)	(10,219)	(39,076)
Borrowings under Credit Agreements	102,000	19,000	142,000
Principal payments under Credit Agreements	(227,000)	(26,000)	(114,000)
Principal payment under SIG Senior Notes	(9,000)	(9,000)	(9,000)
Repurchase of Senior Notes	(8,284)	-	-
Change in liability for Federal Home Loan Bank advances	13,500	73,500	-
Repurchase of Capital Securities	(51,329)	-	-
Change in liability for securities loaned or sold under agreements to repurchase	(29,008)	13,440	(153,570)
Net cash (used) provided by financing activities	(182,273)	143,993	(158,617)
(Decrease) increase in cash	(662)	4,536	(436)
Cash at beginning of year	12,344	7,808	8,244
Cash at end of year	$ 11,682	$ 12,344	$ 7,808

See notes to consolidated financial statements.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Delphi Financial Group, Inc. ("DFG") and all of its wholly-owned subsidiaries, including, among others, Reliance Standard Life Insurance Company ("RSLIC"), Safety National Casualty Corporation ("SNCC"), First Reliance Standard Life Insurance Company ("FRSLIC"), Reliance Standard Life Insurance Company of Texas ("RSLIC-Texas"), and Matrix Absence Management, Inc. ("Matrix"). The term "Company" shall refer herein collectively to DFG and its subsidiaries, unless the context indicates otherwise. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 2000 and 1999 consolidated financial statements to conform with the 2001 presentation. As of December 31, 2001, Mr. Robert Rosenkranz, Chairman of the Board, President and Chief Executive Officer of DFG, by means of beneficial ownership of the corporate general partner of Rosenkranz & Company and direct or beneficial ownership, had the power to vote all of the outstanding shares of Class B Common Stock, which represents 49.9% of the voting power of the Company's common stock.

Nature of Operations. The Company manages all aspects of employee absence to enhance the productivity of its clients and provides the related insurance coverages: short-term and long-term disability, primary and excess workers' compensation, group life and travel accident. The Company's asset accumulation business emphasizes individual annuity products. The Company offers its products and services in all fifty states and the District of Columbia. The Company's two reportable segments are group employee benefit products and asset accumulation products. The Company's reportable segments are strategic operating divisions that offer distinct types of products with different marketing strategies. The Company evaluates the performance of its segments on the basis of income from continuing operations excluding realized investment gains and losses and before interest and income tax expense. The accounting policies of the Company's segments are the same as those used in the consolidated financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investments. Fixed maturity securities available for sale are carried at fair value with unrealized appreciation and depreciation included as a component of shareholders' equity, net of the related income tax expense or benefit and the related adjustment to cost of business acquired. Short-term investments are carried at fair value. Other investments consist primarily of trading account securities, equity securities and amounts receivable from investment sales. Trading account securities include bonds, common stocks and preferred stocks and are carried at fair value with unrealized appreciation and depreciation included in income. Interest income, dividend income and realized gains and losses from trading account securities are also included in income. Equity securities are carried at fair value with unrealized appreciation or depreciation included as a component of shareholders' equity, net of the related income tax benefit or expense. Net realized investment gains and losses on investment sales are determined under the specific identification method and are included in income. Declines in the fair value of investments which are considered to be other than temporary are reported as realized losses. The Company evaluates, among other things, the financial position and near term prospects of the issuer, conditions in the issuer's industry and geographic area, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency to determine if and when a decline in the fair value of an investment below amortized cost is other than temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and the Company's ability and intent to retain the investment to allow for any anticipated recovery in the investment's fair value are also considered.

Cost of Business Acquired. Costs relating to the acquisition of new insurance business, such as commissions and policy issuance costs, are deferred when incurred. For certain asset accumulation products, these costs are amortized in relation to the incidence of expected gross profits over the life of the policies and products. Deferred acquisition costs for life, accident and health and workers' compensation insurance policies are amortized over the premium-paying period or the expected life of the related policies. The present value of estimated future profits ("PVFP"), which was recorded in connection with the acquisition of RSLIC and FRSLIC in 1987, is included in cost of business acquired. The PVFP related to annuities is subject to accrual of interest on the unamortized balance at the credited rate and amortization is a

Note A - Summary of Significant Accounting Policies - (Continued)

constant percentage of the present value of estimated future gross profits on the business. Amortization of the PVFP for group life and disability insurance is at the discount rate established at the time of the acquisition. The unamortized balance of cost of business acquired related to certain asset accumulation products is also adjusted for the impact on estimated future gross profits as if net unrealized appreciation and depreciation on available for sale securities had been realized at the balance sheet date. The impact of this adjustment, net of the related income tax expense or benefit, is included in net unrealized appreciation and depreciation as a component of shareholders' equity.

Receivables from Reinsurers. Receivables from reinsurers for future policy benefits, unpaid claims and claim expenses and policyholder account balances are estimated in a manner consistent with the related liabilities associated with the reinsured policies.

Separate Account. The separate account assets and liabilities represent funds invested in a separately administered variable life insurance product for which the policyholder, rather than the Company, bears the investment risk. The excess of separate account assets over the related liabilities represents the Company's deposit in the separate account, which is maintained to support the operation of the separate account program. The Company receives a proportionate share of the income or loss earned by the assets of the separate account, which it generally reinvests in the separate account.

Future Policy Benefits. The liabilities for future policy benefits for traditional nonparticipating business, excluding annuity business, have been computed using a net level method. Mortality, withdrawals and other assumptions are based either on the Company's past experience or various actuarial tables, modified as necessary for possible variations. Changes in these assumptions could result in changes in these liabilities.

Unpaid Claims and Claim Expenses. The liability for unpaid claims and claim expenses includes amounts determined on an individual basis for reported losses and estimates of incurred but not reported losses developed on the basis of past experience. The methods of making these estimates and establishing the resulting reserves are continually reviewed and updated, with any resulting adjustments reflected in earnings currently. At December 31, 2001, disability and workers' compensation reserves with a carrying value of $569.6 million have been discounted at a weighted average rate of 5.3%, with the rates ranging from 3.7% to 7.5%.

Policyholder Account Balances. Policyholder account balances are comprised of the Company's reserves for interest-sensitive insurance products, including annuities. Reserves for annuity products are equal to the policyholder's accumulated value at any point in time.

Income Taxes. RSLIC-Texas and RSLIC are taxed as life insurance companies and file a consolidated federal tax return. FRSLIC does not qualify as a life insurance company for federal income tax purposes and files a separate federal tax return. DFG, SNCC and the non-insurance subsidiaries of the Company file as a separate subgroup. The Company computes a balance sheet amount for deferred income taxes, which is included in other assets or other liabilities, at the rates expected to be in effect when the underlying differences will be reported in the Company's income tax returns.

Premium Recognition. The Company's group insurance products consist primarily of short-duration contracts, and, accordingly, premiums for these products are reported as earned over the contract period. Deposits for asset accumulation products are not recorded as premiums; instead the deposits are recorded as a liability, since these products generally do not involve mortality or morbidity risk.

Statements of Cash Flows. The Company uses short-term, highly liquid debt instruments purchased with maturities of three months or less as part of its investment management program and, as such, began classifying these investments under the caption "short-term investments" in its Consolidated Balance Sheets and Consolidated Statements of Cash Flows in the third quarter of 2001. Prior to the third quarter of 2001, the Company classified these short-term, highly liquid debt instruments under the caption "cash equivalents" in its Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Financial statements for the prior periods have been restated to conform to the 2001 presentation.

Note A - Summary of Significant Accounting Policies - (Continued)

Recently Adopted Accounting Standards. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is required to be adopted for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized over a pre-determined period, but are required to be periodically reviewed for impairment. Other intangible assets with finite lives will continue to be amortized over their useful lives. Other assets at December 31, 2001 and 2000 include unamortized goodwill of $93.9 million and $94.5 million, respectively. Other operating expenses for the periods ended December 31, 2001, 2000 and 1999 include amortization of goodwill of $3.2 million, $3.1 million, and $3.1 million, respectively, or $0.16 per share, $0.15 per share, and $0.15 per share, respectively ($0.16 per share, $0.15 per share, and $0.14 per share, respectively, assuming dilution). Amortization of goodwill would have been $3.3 million, or $0.16 per share ($0.16 per share, assuming dilution) for the period ended December 31, 2002. An impairment loss resulting from the adoption of SFAS No. 142 would be accounted for as a cumulative effect of a change in accounting principle and recognized in the entity's first interim period financial statements regardless of the interim period in which the measurement is completed. Any subsequent impairment losses would be reflected within operating results in the income statement. The Company will apply SFAS No. 142 beginning in the first quarter of 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on its earnings and consolidated financial position.

Effective January 1, 2001, the Company adopted the codification of statutory accounting principles, which changed, in some respects, the accounting practices that the Company's insurance subsidiaries had used to prepare their statutory financial statements. The codification of statutory accounting principles serves as a comprehensive and standardized statement of statutory accounting principles that was approved by the National Association of Insurance Commissioners in 1998. The changes required by the codification did not have a material impact on the statutory financial position of any of the Company's insurance subsidiaries.

Note B - Acquisitions

The consideration for the 1998 acquisition of Matrix included contingent consideration of up to $5.2 million in cash if Matrix's earnings met specified targets subsequent to the acquisition. Matrix met all of the specified targets, and accordingly, the Company paid the $5.2 million of contingent consideration in two equal installments of $2.6 million during 2000 and 2001, which has been included in goodwill.

The consideration for the 1996 acquisition of SIG Holdings, Inc. ("SIG") and its subsidiary, SNCC, included contingent consideration of up to $20.0 million if SIG met specified earnings targets subsequent to the merger. SIG met all of the specified earnings targets, and, accordingly, the Company paid the final $10.0 million of contingent consideration in $9.0 million of cash and 30,000 shares of the Company's Class A Common Stock during 1999, which has been included in goodwill.

Note C - Investments

The amortized cost and fair value of investments in fixed maturity securities available for sale are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)			
Mortgage-backed securities	$ 607,599	$ 15,935	$ (10,034)	$ 613,500
Corporate securities	996,720	16,827	(17,460)	996,087
U.S. Treasury and other U.S. Government guaranteed securities	251,925	1,410	(12,621)	240,714
Obligations of U.S. states, municipalities and political subdivisions	393,087	2,149	(21,748)	373,488
Total fixed maturity securities	$ 2,249,331	$ 36,321	$ (61,863)	$ 2,223,789

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)			
Mortgage-backed securities	$ 599,285	$ 3,449	$ (31,075)	$ 571,659
Corporate securities	883,503	7,525	(56,639)	834,389
U.S. Treasury and other U.S. Government guaranteed securities	286,683	2,525	(9,728)	279,480
Obligations of U.S. states, municipalities and political subdivisions	302,541	3,554	(10,903)	295,192
Securities sold under agreements to repurchase	31,213	2	(1,301)	29,914
Total fixed maturity securities	$ 2,103,225	$ 17,055	$ (109,646)	$ 2,010,634

The amortized cost and fair value of fixed maturity securities available for sale at December 31, 2001, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without prepayment penalties.

	Amortized Cost	Fair Value
	(dollars in thousands)	
Mortgage-backed securities	$ 607,599	$ 613,500
Other securities:		
Less than one year	146,581	146,938
Greater than 1, up to 5 years	344,519	349,750
Greater than 5, up to 10 years	394,238	392,407
Greater than 10 years	756,394	721,194
Total	$ 2,249,331	$ 2,223,789

Note C - Investments - (Continued)

Net investment income was attributable to the following:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Gross investment income:			
Fixed maturity securities	$ 158,065	$ 161,973	$ 151,738
Other	15,311	37,607	46,593
	173,376	199,580	198,331
Less: Investment expenses	15,867	15,004	17,386
	$ 157,509	$ 184,576	$ 180,945

The decline in investment income for 2001 reflects the Company's liquidation during the fourth quarter of 2000 of a substantial majority of the investments in its investment subsidiaries. The proceeds from these sales were used in 2001 to repay $150.0 million of outstanding borrowings under the Company's revolving credit facilities, to repurchase $64.0 million liquidation amount of the Capital Securities of Delphi Funding L.L.C. and to repurchase $8.0 million principal amount of the 8% Senior Notes due 2003.

Net realized investment losses arose from the following:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Fixed maturity securities	$ 67,647	$ 103,318	$ 14,792
Other investments	2,642	34,729	10,928
	$ 70,289	$ 138,047	$ 25,720

Proceeds from sales of fixed maturity securities during 2001, 2000 and 1999 were $633.9 million, $581.6 million and $1,652.5 million, respectively. Gross gains of $17.3 million, $8.9 million and $19.8 million and gross losses of $6.7 million, $49.2 million and $34.6 million, respectively, were realized on those sales. In 2001, the net losses realized on fixed maturity securities also include a $78.3 million provision for the other than temporary decline in the values of certain securities. In 2000, the net losses realized on fixed maturity securities included a $4.5 million provision for the other than temporary decline in the value of certain securities and $58.5 million of losses on closed U.S. Treasury futures and options contracts, which were used to reduce the risk associated with changes in the value of the Company's fixed maturity portfolio. The fair value of these contracts declined during 2000 due to a decrease in market interest rates. The market value of the Company's fixed maturity portfolio did not correspondingly increase due to a widening of the spread between yields on corporate and other non-government fixed maturity securities and yields on U.S. Treasury securities, which resulted from extraordinary market conditions. Sales of fixed maturity securities and gross gains and losses from such sales do not include sales of securities classified as trading account securities. Losses realized on other investments include $1.8 million and $40.7 million in 2001 and 2000, respectively, of losses associated with trading account securities.

The Company, at times, enters into futures and option contracts and interest rate swap agreements in connection with its investment strategy in order to profit from short-term differences in price. These positions are carried at fair value with gains and losses included in income. The Company recognized net investment (losses) income of $(5.5) million and $3.0 million in 2000 and 1999, respectively, and net realized investment losses of $0.3 million, $0.8 million and $14.0 million in 2001, 2000 and 1999; respectively, related to these instruments. The Company had no outstanding futures and option contracts and interest rate swap agreements at December 31, 2001.

Note C - Investments - (Continued)

The change in unrealized depreciation on investments, primarily fixed maturity securities, included as a component of shareholders' equity was as follows:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Gross change in unrealized depreciation on investments [(1)]	$ (1,886)	$ (18,700)	$ (100,109)
Less: Reclassification adjustment for losses included in net income [(2)]	(44,523)	(66,543)	(16,718)
Net change in unrealized depreciation on investments	$ 42,637	$ 47,843	$ (83,391)

(1) Net of an income tax benefit of $1.0 million, $10.1 million and $53.9 million, respectively, and the related adjustment to cost of business acquired of $(4.1) million, $(9.7) million and $22.1 million, respectively.

(2) Net of an income tax benefit of $24.0 million, $35.8 million and $9.0 million, respectively.

Unrealized gains (losses) on trading securities included in net investment income totaled $4.8 million, $(4.5) million and $5.4 million for 2001, 2000 and 1999, respectively.

Bonds and short-term investments with amortized costs of $41.4 million and $32.2 million at December 31, 2001 and 2000, respectively, are on deposit with various states' insurance departments in compliance with statutory requirements. Additionally, certain assets of the Company are restricted under the terms of annuity reinsurance agreements. These agreements provide for the distribution of assets to the reinsured companies covered under the agreements prior to any general distribution to policyholders in the event of the Company's insolvency or bankruptcy. The amount of assets restricted for this purpose was $73.7 million and $81.1 million at December 31, 2001 and 2000, respectively.

The Company maintains a securities lending program under which certain securities from its portfolio are loaned to other institutions for short periods of time. The collateral received for securities loaned is recorded at the fair value of the collateral, which is generally in an amount in excess of the market value of the securities loaned. The Company monitors the market value of the securities loaned and obtains additional collateral as necessary. There were no amounts related to this program at December 31, 2001 and 2000.

Other investments at December 31, 2001 and 2000 include trading securities of $2.9 million and $90.1 million, respectively. To reduce its potential loss exposure, the Company entered into short positions relating to certain of these securities. The liability for short positions related to the Company's trading portfolio totaled $0 million and $61.5 million at December 31, 2001 and 2000, respectively, and is included in other liabilities and policyholder funds on the balance sheet. Other investments also include equity securities of $48.8 million and $46.5 million, respectively, at December 31, 2001 and 2000, and amounts receivable from investment sales of $6.1 million and $214.9 million, respectively, at December 31, 2001 and 2000.

As of December 31, 2001 and 2000, approximately 25% and 23%, respectively, of the Company's total invested assets were comprised of mortgage-backed securities. The Company's mortgage-backed securities are diversified with respect to size and geographic distribution of the underlying mortgage loans. The Company also invests in certain non-investment grade securities as determined by nationally recognized statistical rating agencies. Non-investment grade securities included in fixed maturity securities had fair values of $206.4 million and $166.2 million at December 31, 2001 and 2000, respectively. Trading account securities included additional non-investment grade fixed maturity securities with fair values of $1.6 million and $11.1 million at December 31, 2001 and 2000, respectively. In the aggregate, non-investment grade securities constituted 8.6% and 7.2% of total invested assets at December 31, 2001 and 2000, respectively.

The fair value of the Company's investment in the securities of any one issuer or securities backed by a single pool of assets, excluding U.S. Government obligations, whose value represented 10% or more of shareholders' equity at December 31, 2001 was as follows: Tersk LLC - $113.0 million and Bankers Trust Corporation Secured Portfolio Notes, Series 1998-1 - $88.6 million. The Company's investment in Tersk LLC consisted of senior notes of $50.0 million, redeemable preferred securities of $52.2 million and common securities of $10.8 million at December 31, 2001.

Note D - Accident and Health and Casualty Future Policy Benefits and Unpaid Claims and Claim Expenses

The following table provides a reconciliation of the beginning and ending accident and health and casualty future policy benefits and unpaid claims and claim expenses:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Balance at beginning of year, net of reinsurance	$ 657,565	$ 655,179	$ 595,811
Add provisions for claims and claim expenses incurred, net of reinsurance, occurring during:			
Current year	243,306	201,062	210,158
Prior years	6,538	(9,703)	(8,183)
Incurred claims and claim expenses during the current year, net of reinsurance	249,844	191,359	201,975
Deduct claims and claim expenses paid, net of reinsurance, occurring during:			
Current year	56,625	50,290	46,017
Prior years	49,559	138,683	96,590
	106,184	188,973	142,607
Balance at end of year, net of reinsurance	801,225	657,565	655,179
Reinsurance receivables at end of year.	221,448	276,275	230,652
Balance at end of year, gross of reinsurance	$1,022,673	$ 933,840	$ 885,831
Balance Sheets:			
Future policy benefits:			
Accident and health	$ 348,267	$ 323,526	
Unpaid claims and claim expenses:			
Accident and health	167,628	163,259	
Casualty	506,778	447,055	
	$1,022,673	$ 933,840	

The provision for claims and claim expenses in 2001 includes a charge of $44.3 million for reserve strengthening primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. Included in this charge is an addition to excess workers' compensation case reserves of $9.0 million and losses incurred but not reported of $24.0 million. This charge also includes reported workers' compensation losses of $6.3 million and a $5.0 million addition to long-term disability incurred but not reported reserves attributable to the terrorist attacks on the World Trade Center.

In 2001, the change in the provision for claims and claim expenses incurred in prior years reflects the accretion of discounted reserves and unfavorable claims development. In 2000 and 1999, the change in the provision for claims and claim expenses incurred in prior years reflects favorable claims development offset by the accretion of discounted reserves. The Company's insurance policies do not provide for the retrospective adjustment of premiums based on claim experience.

Note E - Corporate Debt

The Company has a $110.0 million revolving credit facility with a group of lenders, which was entered into in 1996, and a $80.0 million revolving credit facility, which was entered into in 2000 (collectively, the "Credit Agreements"). The $80.0 million revolving credit facility may be increased up to a total of $100 million at the Company's option if additional loan commitments are obtained. The borrowings under the Credit Agreements accrue interest at floating rates, which are indexed to various published interest indices, and non-use fees are charged on any unused portions of the commitments. The maximum amount of borrowings available under the $110.0 million revolving credit facility was reduced in

Note E - Corporate Debt – (Continued)

accordance with the contractual schedule from $150.0 million in October 2001 and will be further reduced in accordance with such schedule to $60.0 million in October 2002. The final maturity of the Credit Agreements is on April 1, 2003. At December 31, 2001 and 2000, respectively, the Company had $25.0 million and $150.0 million outstanding borrowings under the $110.0 million revolving credit facility and no outstanding borrowings under the $80.0 million revolving credit facility. The Credit Agreements are secured pro rata by a security interest in all of the common stock of RSLIC-Texas, the issued and outstanding common stocks of substantially all of the Company's non-insurance subsidiaries and, on a subordinated basis, the common stock of SNCC. The debt is also subject to certain restrictions and financial covenants considered ordinary for this type of borrowing. They include, among others, the maintenance of certain financial ratios, minimum statutory surplus requirements for RSLIC and SNCC, minimum consolidated equity requirements for the Company and certain investment, dividend and stock repurchase limitations. As of December 31, 2001, the Company was in compliance in all material respects with the restrictions and covenants in the Credit Agreements.

At December 31, 2001, the Company had $77.0 million of 8% Senior Notes due 2003 (the "Senior Notes") outstanding. The Senior Notes are senior unsecured obligations of the Company and, as such, are effectively subordinated to all existing and future obligations of the Company's subsidiaries, including the insurance subsidiaries' obligations to policyholders. The Senior Notes are not redeemable prior to maturity or entitled to any sinking fund. In certain instances, holders of the Senior Notes have the right to require the Company to repurchase any or all of the Senior Notes owned by such holders at 101% of the principal amount thereof, plus accrued and unpaid interest. In June 2001, the Company repurchased $8.0 million principal amount of the Senior Notes and recognized an extraordinary loss of $0.1 million, net of an income tax benefit of $0.1 million, in connection with this repurchase. The terms of the indenture pursuant to which the Senior Notes were issued contain certain covenants and restrictions which set forth, among other things, limitations on incurrence of indebtedness by the Company and its subsidiaries, limitations on payments of dividends on and repurchases of stock of the Company and limitations on transactions with stockholders and affiliates. As of December 31, 2001, the Company was in compliance in all material respects with the terms of the indenture.

In 1996, the Company assumed $45.0 million of SIG's 8.5% senior secured notes (the "SIG Senior Notes"), which are collateralized by all of the common stock of SNCC. The SIG Senior Notes began maturing in $9.0 million annual installments in 1999 with a final maturity in May 2003 and have an outstanding principal balance of $18.0 million at December 31, 2001. The terms of the note agreement pursuant to which the SIG Senior Notes were issued contain certain covenants and restrictions, which set forth, among others, minimum statutory surplus requirements for SNCC, minimum consolidated equity requirements for SIG, as well as the maintenance of certain financial ratios. As of December 31, 2001, SIG was in compliance in all material respects with the terms of the note agreement.

In conjunction with the acquisition of Matrix, the Company issued $5.7 million of 8% subordinated notes due 2003 (the "Subordinated Notes"). The Subordinated Notes are unsecured obligations of the Company, and payments of principal and interest on the notes are subordinated to all of the Company's senior debt obligations.

Interest paid by the Company on its corporate debt totaled $12.2 million, $21.0 million and $17.9 million during 2001, 2000 and 1999, respectively.

Note F - Advances from the Federal Home Loan Bank

The Company, through its insurance subsidiaries, maintains a program in which various investments are financed using advances from the Federal Home Loan Banks of Pittsburgh and Dallas (collectively, the "FHLB"). At December 31, 2001 and 2000, advances from the FHLB, including accrued interest, totaled $162.9 million and $149.4 million, respectively. Interest expense on the advances is included as an offset to investment income on the financed securities. The average interest rate on the outstanding advances was 6.6% and 7.5% at December 31, 2001 and 2000, respectively. The advances, of which $150.0 million were issued at a fixed rate and $12.0 million were issued at a variable rate, have a weighted average term of 7.7 years at December 31, 2001. These advances are collateralized by fixed maturity securities with a fair value of $189.3 million.

Note G - Income Taxes

Income tax (benefit) expense is reconciled to the amount computed by applying the statutory federal income tax rate to income from continuing operations before income tax (benefit) expense as follows:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Federal income tax (benefit) expense at statutory rate	$ (2,116)	$ (4,003)	$ 32,127
Dividends received deduction and tax-exempt income	(5,104)	(6,160)	(7,185)
Other	2,112	2,012	2,712
	$ (5,108)	$ (8,151)	$ 27,654

All of the Company's current and deferred income tax (benefit) expense is due to federal income taxes as opposed to state income taxes.

Deferred tax assets and liabilities are determined based on the difference between the book basis and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The components of the net deferred tax liability are as follows:

	December 31,	
	2001	2000
	(dollars in thousands)	
Cost of business acquired	$ 46,764	$ 43,622
Future policy benefits and unpaid claims and claim expenses	36,831	26,648
Other	6,147	2,522
Gross deferred tax liabilities	89,742	72,792
Future policy benefits and unpaid claims and claim expenses	(8,769)	(8,789)
Investments	(4,296)	(24,872)
Other liabilities	(6,570)	(8,545)
Cost of business acquired and other	(9,182)	(8,257)
Net operating loss carryforwards	(29,151)	-
Minimum tax credit carryforwards	(8,393)	-
Gross deferred tax assets	(66,361)	(50,463)
Net deferred tax liability	$ 23,381	$ 22,329
Deferred tax (benefit) expense	$ (21,788)	$ 12,656

Current tax expense (benefit), current tax recoverable and income taxes paid and refunded are as follows:

	As of or for the Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Current tax expense (benefit)	$ 16,680	$ (20,807)	$ 6,223
Current tax recoverable	6,286	41,038	28,179
Income taxes paid	23,074	20,734	29,549
Income tax refunds	37,785	29,722	-

At December 31, 2001, DFG, SNCC and the other non-life insurance subsidiaries have net operating loss carryforwards of $83.4 million, which expire in 2020 and 2021, and alternative minimum tax credit carryforwards of $8.3 million, which do not expire.

Tax years through 1996 are closed to further assessment by the Internal Revenue Service ("IRS"). The IRS intends to begin in 2002 its examination of the 1997 through 2000 tax years. Management believes any future adjustments that may result from IRS examinations of tax returns will not have a material impact on the consolidated financial position, liquidity, or results of operations of the Company.

Note H - Present Value of Future Profits

A summary of the activity related to the PVFP asset, which is included in cost of business acquired on the consolidated balance sheet, is shown below:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Balance at beginning of year	$ 15,703	$ 18,422	$ 19,504
Interest accrued	287	337	347
Amortization	(2,297)	(3,056)	(1,429)
Balance at end of year	$ 13,693	$ 15,703	$ 18,422

An estimate of the percentage of the December 31, 2001 PVFP balance to be amortized over each of the next five years is as follows: 2002 - 18%, 2003 - 18%, 2004 - 16%, 2005 - 15% and 2006 - 15%.

Note I - Fair Values of Financial Instruments

The fair values of the Company's financial instruments are shown below. Because fair values for all balance sheet items are not required to be disclosed by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the aggregate fair value amounts presented below do not necessarily represent the underlying value of the Company.

	December 31,			
	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(dollars in thousands)			
Assets:				
Fixed maturity securities, available for sale	$ 2,223,789	$ 2,223,789	$ 2,010,634	$ 2,010,634
Short-term investments	92,862	92,862	43,749	43,749
Other investments	110,563	110,563	421,562	421,562
Assets held in separate account	73,683	73,683	67,888	67,888
Liabilities:				
Policyholder account balances	735,557	731,904	684,344	684,379
Corporate debt	125,675	128,337	267,770	265,455
Advances from Federal Home Loan Bank	162,909	172,511	149,409	160,366
Securities sold under agreements to repurchase	-	-	29,025	29,025
Securities sold, not yet purchased	-	-	61,526	61,526
Liabilities related to separate account	63,361	63,361	57,750	57,750

The fair values for fixed maturity securities and short-term investments have been obtained from broker-dealers, nationally recognized statistical organizations and, in the case of certain structured notes, by reference to the fair values of the underlying investments. Securities purchased in private placements in the Company's fixed maturity portfolio that are not actively traded in a liquid market and do not have other mechanisms for their sale totaled $97.8 million at December 31, 2001. The Company estimates the fair value of these securities primarily by comparison to similar securities with quoted market prices. If quotes are not available on similar securities, the Company estimates fair value based on recent purchases or sales of similar securities or other internally prepared valuations. Key assumptions used in this process include the level of risk-free interest rates, risk premiums, and performance of underlying collateral, if applicable. All such investments are classified as available for sale. The Company's ability to liquidate these positions will be impacted to a significant degree by the lack of an actively traded market and the securities may not be disposed of in a timely manner. Historically, the Company has not realized gains or losses on dispositions of non-marketable investments materially in excess of the gain or loss amounts estimated by the Company under this valuation methodology. The

Note I - Fair Values of Financial Instruments – (Continued)

Company believes that its estimates reasonably reflect the fair value of these securities; however, had there been an active market for these securities at year end, the market price may have been materially different than the amounts reported. The carrying values for all other invested assets approximate fair values based on the nature of the investments. The carrying values of separate account assets and liabilities are equal to fair value.

Policyholder account balances are net of reinsurance receivables and the carrying values have been decreased for related acquisition costs of $55.3 million and $55.9 million at December 31, 2001 and 2000, respectively. Fair values for policyholder account balances were determined by deducting an estimate of the future profits to be realized from the business, discounted at a current interest rate, from the adjusted carrying values.

The Company believes the fair value of its variable rate long-term debt and variable rate advances from the FHLB are equal to their carrying value. The Company pays variable rates of interest on this debt and these FHLB advances, which reflect changed market conditions since the time the terms were negotiated. The fair values of the Senior Notes, the SIG Senior Notes and the Subordinated Notes are based on the expected cash flows discounted to net present value. The fair values for fixed rate advances from the FHLB were calculated using discounted cash flow analyses based on the interest rates for the advances at the balance sheet date. The carrying value of the liability for securities sold under agreements to repurchase approximates fair value as the liability is very short-term in nature. The carrying value of securities sold, not yet purchased is equal to fair value.

Note J - Capital Securities of Delphi Funding L.L.C.

In 1997, Delphi Funding L.L.C. ("Delphi Funding"), a subsidiary of the Company, issued $100.0 million liquidation amount of 9.31% Capital Securities, Series A (the "Capital Securities") in a public offering. During 2001, the Company repurchased $64.0 million liquidation amount of the Capital Securities in the open market. The Company recognized an extraordinary gain of $7.6 million, net of income tax expense of $4.1 million, in connection with these repurchases. In connection with the issuance of the Capital Securities and the related purchase by the Company of all of the common limited liability company interests in Delphi Funding, the Company issued to Delphi Funding $103.1 million principal amount of 9.31% junior subordinated deferrable interest debentures, Series A, due 2027 (the "Junior Debentures"). Interest on the Junior Debentures is payable semiannually, but may, subject to certain exceptions, be deferred at any time or from time to time for a period not exceeding five years with respect to each deferral period, in which event distributions on the Capital Securities will also be deferred and the Company will not be permitted to pay cash dividends or make payments on any junior indebtedness. No interest payments on the Junior Debentures have been deferred since their issuance. The distribution and other payment dates on the Capital Securities correspond to the interest and other payment dates on the Junior Debentures. The Junior Debentures are not redeemable prior to March 25, 2007, but the Company has the right to dissolve Delphi Funding at any time and distribute the Junior Debentures to the holders of the Capital Securities. Pursuant to the related transaction documents, the Company has, on a subordinated basis, guaranteed all payments due on the Capital Securities.

Dividends paid by Delphi Funding on the outstanding Capital Securities totaled $7.2 million, $9.3 million and $9.3 million during 2001, 2000 and 1999, respectively.

Note K - Shareholders' Equity and Restrictions

The holders of the Company's Class A Common Stock are entitled to one vote per share, and the holders of the Company's Class B Common Stock are entitled to the number of votes per share equal to the lesser of (1) the number of votes such that the aggregate of all outstanding shares of Class B Common Stock will be entitled to cast 49.9% of all votes represented by the aggregate of all outstanding shares of Class A Common Stock and Class B Common Stock or (2) ten votes per share. The Company's Board of Directors declared 2% stock dividends, which were distributed to stockholders on June 8, 1999 and December 15, 1999. In 2001, the Company's Board of Directors approved the initiation of a quarterly cash dividend of $0.07 per share, payable on the Company's outstanding Class A and Class B Common Stock. During 2001, the Company paid cash dividends on its capital stock in the amount of $5.7 million. Under the Credit Agreements, cash dividends on, together with any repurchases or redemptions by the Company of, its capital stock, may not, during any fiscal year, exceed 4% of the Company's Consolidated Equity (as defined in the Credit Agreements) as of the end of the preceding fiscal year, with unused amounts carrying over to subsequent fiscal years, except that in fiscal year 1999 dividends and repurchases were permitted in an aggregate amount equal to $56.1 million. The aggregate limitation for 2002 on dividend payments and/or repurchases or redemptions of its capital stock by the Company will be equal to $79.9 million. The Credit Agreements also permit additional repurchases by the Company of its capital stock in an aggregate amount of up to $20.0 million over the term of the Credit Agreements. The Company's life insurance subsidiaries had consolidated statutory capital and surplus of $248.1 million and $253.7 million at December 31, 2001 and 2000, respectively. Consolidated statutory net income for the Company's life insurance subsidiaries was $2.2 million, $56.6 million and $30.3 million, in 2001, 2000 and 1999, respectively. The consolidated statutory net income for the Company's life insurance subsidiaries for 2001 includes a charge of $39.9 million for the other than temporary decline in the value of certain securities. The Company's casualty insurance subsidiary had statutory capital and surplus of $198.0 million and $221.5 million at December 31, 2001 and 2000, respectively, and statutory net (loss) income of $(10.7) million, $32.3 million and $13.3 million in 2001, 2000 and 1999, respectively. The consolidated statutory net loss for the Company's casualty insurance subsidiary includes a charge for reserve strengthening of $29.9 million, net of taxes, primarily related to an unusually high number of large losses in the Company's excess workers' compensation business, including losses attributable to the terrorist attacks on the World Trade Center. Payment of dividends by the Company's insurance subsidiaries is regulated by insurance laws and are permitted based on, among other things, the level of prior-year statutory surplus and net income. The Company's insurance subsidiaries will be permitted to make dividend payments totaling $44.1 million during 2002 without prior regulatory approval.

The Company's Board of Directors has authorized the Company to purchase up to 2.4 million shares of its outstanding Class A Common Stock from time to time on the open market. At December 31, 2001, 0.9 million shares remained authorized for future purchases. During 2001, 2000 and 1999, the Company purchased 0.1 million, 0.3 million and 1.1 million shares, respectively, of its Class A Common Stock for a total cost of $2.2 million, $10.2 million and $39.1 million, respectively.

Note K - Shareholders' Equity and Restrictions – (Continued)

The following table provides a reconciliation of beginning and ending shares:

	Year Ended December 31,		
	2001	2000	1999
	(shares in thousands)		
Class A Common Stock:			
Beginning balance	16,845	16,285	14,956
Issuance of stock, exercise of stock options and conversion of shares	918	560	704
Stock dividend	-	-	625
Ending balance	17,763	16,845	16,285
Class B Common Stock:			
Beginning balance	4,839	5,180	5,433
Conversion of shares	(706)	(341)	(459)
Stock dividend	-	-	206
Ending balance	4,133	4,839	5,180
Class A Treasury Stock:			
Beginning balance	1,435	1,110	-
Acquisition of treasury stock	70	325	1,082
Stock dividend	-	-	28
Ending balance	1,505	1,435	1,110

Note L - Commitments and Contingencies

Total rental expense for operating leases, principally for administrative office space, was $6.7 million, $5.7 million, and $4.7 million for the years ended December 31, 2001, 2000, and 1999, respectively. As of December 31, 2001, future net minimum rental payments under non-cancelable operating leases were approximately $39.3 million, payable as follows: 2002 - $7.0 million, 2003 - $6.7 million, 2004 - $6.1 million, 2005 - $5.7 million, 2006 - $4.7 million and $9.1 million thereafter.

In the course of its business, the Company is a party to litigation and other proceedings, primarily involving its insurance operations. In some cases, these proceedings entail claims against the Company for punitive damages and similar types of relief. The ultimate disposition of such pending litigation and proceedings is not expected to have a material adverse effect on the Company's consolidated financial position. In addition, incident to its discontinued products, the Company is currently a party to two separate arbitrations arising out of two accident and health reinsurance arrangements in which it and other companies formerly were participating reinsurers. At issue in both arbitrations, among other things, is whether certain reinsurance risks were validly ceded to the Company. These arbitrations are in their earliest stages, and their ultimate resolutions are likely to require extended periods of time. While management believes that in both cases the Company has substantial legal grounds for avoiding the reinsurance risks at issue, it is not at this time possible to predict the ultimate outcome of these arbitrations. However, in the opinion of management, such arbitrations, when ultimately resolved, will not individually or collectively have a material adverse effect on the Company's consolidated financial position.

Note M - Stock Options

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized in the accompanying financial statements for the Company's stock option plans because, in each case, the exercise price of the options granted equaled the market price of the underlying stock on the date of grant. If compensation expense for options granted had been recognized based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been $4.0 million, $(7.9) million and $46.1 million and

Note M - Stock Options - (Continued)

earnings (loss) per share would have been $0.19, $(0.39) and $2.20 ($0.19, $(0.39) and $2.10, assuming dilution) in 2001, 2000 and 1999, respectively. The weighted average per share fair value used to calculate pro forma compensation expense for 2001, 2000 and 1999 was $11.87, $12.17 and $16.17, respectively. These fair values were estimated at the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.6% to 6.7%, volatility factors of the expected market price of the Company's common stock ranging from 33% to 37%, expected lives of the options ranging from five to ten years and dividend yields ranging from 0.0% to 0.8%.

Under the terms of the Company's employee stock option plan and outside directors' stock option plan, a total of 3,607,490 shares of Class A Common Stock have been reserved for issuance. The exercise price for options granted under these plans is the fair market value of the underlying stock as of the date of the grant and the maximum term of an option is ten years.

The Company's long-term performance-based incentive plan for its chief executive officer (the "Performance Plan") provides for the award of up to 317,975 shares or options for shares of the Company's Class B Common Stock (79,494 restricted or deferred shares and options to purchase 238,481 shares) per year over a ten-year term contingent upon the Company meeting specified annual performance goals. The restricted or deferred shares may not be sold or otherwise disposed of until the earliest of the individual's retirement, disability or death or a change of ownership of the Company. The exercise price of the options awarded under the Performance Plan is the fair market value of the underlying stock as of the date of the grant and the maximum term of the options is ten years. The options become exercisable 30 days following the date of grant. No deferred shares or options were awarded for the years ended December 31, 1999, 2000 or 2001. The Company recognized $3.5 million of compensation expense in 1999 related to the Performance Plan.

Option activity with respect to the above plans was as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Options outstanding, beginning of year	2,580,950	$32.32	1,837,616	$33.09	1,219,947	$33.34
Options granted	150,794	35.50	769,204	30.00	648,582	32.85
Options forfeited	(130,016)	36.01	(8,620)	30.27	(27,791)	40.69
Options expired	(34,207)	42.98	-	-	-	-
Options exercised	(15,782)	34.24	(17,250)	12.13	(3,122)	12.64
Options outstanding, end of year	2,551,739	32.17	2,580,950	32.32	1,837,616	33.09
Exercisable options, end of year	1,961,348	31.99	1,711,693	32.08	1,303,158	32.47

Information about options outstanding at December 31, 2001 was as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Average Remaining Life	Average Exercise Price	Number of Options	Average Exercise Price
$ 0.00 - $13.59	195,757	3.1	$ 13.02	195,757	$ 13.02
$21.70 - $32.32	1,493,395	7.3	29.70	1,115,617	29.49
$33.00 - $48.60	844,822	7.0	40.46	638,039	41.73
$56.36 - $56.36	17,765	6.4	56.36	11,935	56.36
	2,551,739	6.9	$ 32.17	1,961,348	$ 31.99

Note M - Stock Options - (Continued)

During 1996, the Company assumed 6.0 million SIG Options. Upon the exercise of the SIG Options, the holder is entitled to receive (i) .1399 of a share of the Company's Class A Common Stock for each SIG Option; plus (ii) an additional number of shares of the Company's Class A Common Stock equal to the quotient of (a) $1.90 multiplied by the number of SIG Options being exercised increased by an interest component from the time of the SIG Merger to the exercise date, divided by (b) the average closing share price for the Company's Class A Common Stock for the ten days prior to the exercise date. The SIG Options were granted annually from 1992 to 1996, have an exercise price of $0.02 and each grant vests over five years beginning in the fourth year after the grant date. All of the SIG Options expire on October 1, 2006. As of December 31, 2001, the weighted average contractual life of the outstanding SIG Options was 4.8 years.

Activity with respect to the outstanding SIG Options was as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Number of SIG Options	Equivalent Class A Shares	Number of SIG Options	Equivalent Class A Shares	Number of SIG Options	Equivalent Class A Shares
SIG Options - beginning of period	1,895,352	387,545	2,590,259	571,483	3,536,241	648,978
Options exercised	(671,746)	156,200	(694,907)	152,229	(945,982)	213,485
SIG Options - end of year	1,223,606	264,622	1,895,352	387,545	2,590,259	571,483
Exercisable SIG Options - end of year	649,719	140,511	716,923	146,590	595,584	131,402

Note N - Computation of Results per Share

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands, except per share data)		
Numerator:			
(Loss) income from continuing operations	$ (941)	$ (3,293)	$ 64,132
Loss on disposal of discontinued operations, net of income tax benefit	-	-	(13,847)
Extraordinary gain, net of income tax expense	7,446	-	-
Net income (loss)	$ 6,505	$ (3,293)	$ 50,285
Denominator:			
Weighted average common shares outstanding	20,565	20,388	20,979
Effect of dilutive securities	-	-	695
Weighted average common shares outstanding, assuming dilution	20,565	20,388	21,674
Basic results per share of common stock:			
(Loss) income from continuing operations	$ (0.04)	$ (0.16)	$ 3.06
Loss on disposal of discontinued operations, net of income tax benefit	-	-	(0.66)
Extraordinary gain, net of income tax expense	0.36	-	-
Net income (loss)	$ 0.32	$ (0.16)	$ 2.40
Diluted results per share of common stock:			
(Loss) income from continuing operations	$ (0.04)	$ (0.16)	$ 2.96
Loss on disposal of discontinued operations, net of income tax benefit	-	-	(0.64)
Extraordinary gain, net of income tax expense	0.36	-	-
Net income (loss)	$ 0.32	$ (0.16)	$ 2.32

Note O - Reinsurance

The Company assumes and cedes reinsurance from and to other insurers and reinsurers. The Company uses reinsurance to limit its maximum loss, provide greater diversification of risk and in connection with the exiting of certain lines of business. Reinsurance coverages are tailored to the specific risk characteristics of each type of product and the Company's retained amount varies by type of coverage. Generally, group life and accident and health policies are reinsured on a coinsurance and risk premium basis. Property and casualty policies are reinsured on an excess of loss, per risk basis under general reinsurance agreements, or, in some instances, on an individual risk basis. Indemnity reinsurance treaties do not provide absolute protection to the Company since the ceding insurer remains responsible for policy claims to the extent that the reinsurer fails to pay such claims. To reduce this risk, the Company monitors the financial position of its reinsurers, including, among other things, the companies' financial ratings, and in certain cases receives collateral security from the reinsurer. Also, certain of the Company's reinsurance agreements require the reinsurer to set up trust arrangements for the Company's benefit in the event of certain ratings downgrades. As of December 31, 2001, all of the Company's significant reinsurers were either rated "A-" (Excellent) or higher by A.M. Best Company or had supplied collateral in an amount sufficient to support the amounts receivable.

In January 1998, an offering was completed whereby shareholders and optionholders of the Company received, at no cost, rights to purchase shares of Delphi International Ltd. ("Delphi International"), a newly-formed, independent Bermuda insurance holding company. During 1998, the Company entered into various reinsurance agreements with Oracle Reinsurance Company Ltd. ("Oracle Re"), a wholly owned subsidiary of Delphi International. Pursuant to these agreements, approximately $101.5 million of group employee benefit reserves ($35.0 million of long-term disability insurance reserves and $66.5 million of net excess workers' compensation and casualty insurance reserves) were ceded to Oracle Re. The Company received collateral security from Oracle Re in an amount sufficient to support the ceded reserves. During 2000 and 1999, Oracle Re and the Company effected the partial recaptures of approximately $4.6 million and $10.0 million, respectively, of the group long-term disability liabilities ceded to Oracle Re. In October 2001, Oracle Re and the Company consummated the commutation of these various reinsurance agreements, and Oracle Re paid approximately $84.0 million to the Company, net of $11.5 million, which had been held by the Company, related to the reserves ceded to Oracle Re under such agreements. The Company expects that its net investment income and benefit expense (and, therefore, its combined ratio) will increase as a result of the commutation. However, these transactions did not have and are not expected to have a material impact on the Company's consolidated financial position, liquidity, or net income. In furtherance of the commutation of the reinsurance agreements, the Company agreed to waive a portion of the amounts due to the Company under certain subordinated notes issued by Delphi International. As a result of this waiver, the Company recognized a pre-tax loss of $7.5 million in 2001 for the other than temporary decline in the value of these notes. In March 2002, Delphi International repaid the adjusted amounts due under the subordinated notes and the Company did not realize any significant additional loss in connection with such repayment.

A summary of reinsurance activity follows:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Premium income assumed	$ 23,099	$ 41,047	$ 88,515
Premium income ceded	126,698	111,390	88,792
Benefits, claims and interest credited ceded	150,885	113,367	97,922

Note P – Segment Information

	Group Employee Benefit Products	Asset Accumulation Products	Other [(1)]	Total
		(dollars in thousands)		
2001				
Revenues excluding net realized investment losses	$ 570,852	$ 72,746	$ 21,115	$ 664,713
Operating income (loss) [(2)]	72,961	13,434	(4,743)	81,652
Net investment income [(3)]	82,858	69,658	4,993	157,509
Amortization of cost of business acquired	30,415	4,285	-	34,700
Segment assets [(3)]	1,882,009	1,326,428	127,709	3,336,146
2000				
Revenues excluding net realized investment losses	547,614	81,870	21,449	650,933
Operating income (loss) [(2)]	134,654	26,456	(3,739)	157,371
Net investment income [(3)]	99,924	79,319	5,333	184,576
Amortization of cost of business acquired	25,307	4,419	-	29,726
Segment assets [(3)]	1,963,114	1,353,874	123,022	3,440,010
1999				
Revenues excluding net realized investment losses	563,881	81,671	20,661	666,213
Operating income (loss) [(2)]	118,245	33,190	(6,440)	144,995
Net investment income [(3)]	95,959	79,545	5,441	180,945
Amortization of cost of business acquired	23,889	3,578	-	27,467
Segment assets [(3)]	1,941,660	1,337,326	116,702	3,395,688

(1) Consists of operations that do not meet the quantitative thresholds for determining reportable segments and includes integrated disability and absence management services and certain corporate activities.

(2) Income (loss) from continuing operations excluding net realized investment losses and before interest and income tax expense. Results for 2001 reflect the reserve strengthening and liquidation of a substantial majority of the investments of the Company's investment subsidiaries. See Notes C and D to the Consolidated Financial Statements.

(3) Net investment income includes income earned on the assets of the insurance companies as well as on the assets of the holding company and is allocated among business lines in proportion to average reserves and the capital placed at risk for each segment. Segment assets include assets of the insurance companies as well as assets of the holding company, which are allocated across business lines in proportion to average reserves and the capital placed at risk for each segment. The decline in investment income and segment assets during 2001 reflects the liquidation of a substantial majority of the investments of the Company's investment subsidiaries. See Note C to the Consolidated Financial Statements.

Note Q - Discontinued Operations

In April 1999, the Company disposed of its Unicover Managers, Inc. subsidiary and a related company (collectively, "Unicover"), which were acquired in the fourth quarter of 1998, through a sale to certain of the former owners of Unicover. The Company recognized a loss of $13.8 million on the disposition of the discontinued operations of Unicover, net of a related tax benefit of $8.7 million, in the first quarter of 1999. Revenue associated with Unicover for the first four months of 1999 totaled $24.6 million, and no operating income was associated with Unicover for such period. Income from Unicover's operations totaled $13.2 million in 1998, net of the related tax expense of $8.8 million.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
December 31, 2001
(Dollars in Thousands)

Type of Investment	Amortized Cost	Fair Value	Amount Shown in Balance Sheet
Fixed maturity securities available for sale:			
U.S. Government backed mortgage-backed securities	$ 219,542	$ 221,848	$ 221,848
Other mortgage-backed securities	388,057	391,652	391,652
U.S. Treasury and other U.S. Government guaranteed securities	251,925	240,714	240,714
Obligations of U.S. states, municipalities and political subdivisions	393,087	373,488	373,488
Corporate securities	996,720	996,087	996,087
Total fixed maturity securities	2,249,331	2,223,789	2,223,789
Equity securities:			
Common stocks	28,716	29,084	29,084
Non-redeemable preferred stocks	20,382	19,690	19,690
Total equity securities	49,098	48,774	48,774
Short-term investments	92,860	92,862	92,862
Other investments	73,924	61,789	61,789
Total investments	$ 2,465,213	$ 2,427,214	$ 2,427,214

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
DELPHI FINANCIAL GROUP, INC. (PARENT COMPANY)
BALANCE SHEETS
(Dollars in Thousands)

	December 31, 2001	December 31, 2000
Assets:		
Fixed maturity securities, available for sale	$ 14,824	$ 40,440
Other invested assets	3,541	17,382
Investment in subsidiaries	923,611	769,189
Amounts due from subsidiaries	-	76,015
Cash	5	400
Other assets	21,629	34,244
Total assets	$ 963,610	$ 937,670
Liabilities:		
Corporate debt	$ 107,550	$ 240,484
Junior subordinated debentures payable to Delphi Funding, L.L.C.	103,093	103,093
Amounts due to subsidiaries	86,692	-
Securities sold under agreements to repurchase	-	10,578
Other liabilities	84,281	45,322
	381,616	399,477
Shareholders' Equity:		
Class A Common Stock	178	168
Class B Common Stock	41	48
Additional paid-in capital	369,385	366,834
Net unrealized depreciation on investments, net of deferred taxes	(10,985)	(53,622)
Retained earnings	274,874	274,060
Treasury stock	(51,499)	(49,295)
	581,994	538,193
Total liabilities and shareholders' equity	$ 963,610	$ 937,670

See notes to condensed financial statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)
DELPHI FINANCIAL GROUP, INC. (PARENT COMPANY)
STATEMENTS OF INCOME (LOSS)
(Dollars in Thousands)

	Year Ended December 31,		
	2001	2000	1999
Revenue:			
Equity in undistributed earnings of subsidiaries	$ 5,116	$ 11,385	$ 111,873
Interest from subsidiaries	66	80	869
Dividends from subsidiaries	35,389	9,588	9,388
Other net investment income (loss)	70	(889)	5,922
Realized investment (losses) gains	(21,853)	427	(5,193)
	18,788	20,591	122,859
Expenses:			
Operating expenses	1,436	2,143	5,612
Interest expense	23,401	29,892	25,461
	24,837	32,035	31,073
(Loss) income from continuing operations before income tax (benefit) expense	(6,049)	(11,444)	91,786
Income tax (benefit) expense	(5,108)	(8,151)	27,654
(Loss) income from continuing operations	(941)	(3,293)	64,132
Loss on disposal of discontinued operations, net of income tax benefit	-	-	(13,847)
Extraordinary gain, net of income tax expense	7,446	-	-
Net income (loss)	$ 6,505	$ (3,293)	$ 50,285

See notes to condensed financial statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)
DELPHI FINANCIAL GROUP, INC. (PARENT COMPANY)
STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating activities:			
Net income (loss)	$ 6,505	$ (3,293)	$ 50,285
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(6,316)	(11,546)	(77,188)
Change in other assets and other liabilities	3,341	1,093	(3,707)
Change in current and deferred income taxes	4,265	12,017	(22,703)
Amortization, principally of investments and debt issuance costs	868	390	(214)
Net realized losses (gains) on investments	21,853	(427)	5,193
Change in amounts due from/to subsidiaries	148,444	18,506	42,957
Discontinued operations	-	-	13,847
Extraordinary gain	(7,446)	-	-
Net cash provided by operating activities	171,514	16,740	8,470
Investing activities:			
Purchases of investments and loans made	(1,195)	(18,672)	(235,783)
Sales of investments and receipts from repayment of loans	35,378	17,511	208,885
Maturities of investments	400	724	2,148
Net change in short-term investments	(3,354)	7,069	1,613
Purchases of investments in subsidiaries	(53,942)	(15,610)	(52,013)
Disposition of discontinued operations	-	-	20,968
Net cash used by investing activities	(22,713)	(8,978)	(54,182)
Financing activities:			
Proceeds from issuance of common stock and exercise of stock options	2,554	2,445	2,177
Dividends paid on common stock	(5,691)	-	-
Acquisition of treasury stock	(2,204)	(5,493)	(5,683)
Borrowings under Credit Agreements	102,000	19,000	142,000
Principal payments under Credit Agreements	(227,000)	(26,000)	(114,000)
Repurchase of Senior Notes	(8,284)	-	-
Change in liability for securities sold under agreements to repurchase	(10,571)	(4,308)	9,961
Payments received on surplus debenture	-	6,990	11,260
Net cash (used) provided by financing activities	(149,196)	(7,366)	45,715
(Decrease) increase in cash	(395)	396	3
Cash at beginning of year	400	4	1
Cash at end of year	$ 5	$ 400	$ 4

See notes to condensed financial statements.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)
DELPHI FINANCIAL GROUP, INC. (PARENT COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and related notes of Delphi Financial Group, Inc. and Subsidiaries.

The Company received cash dividends from subsidiaries of $34.8 million, $9.6 million and $9.4 million in 2001, 2000 and 1999, respectively.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION
(Dollars in Thousands)

	Cost of Business Acquired	Future Policy Benefits and Unpaid Claim and Claim Expenses	Unearned Premiums	Policyholder Account Balances
2001				
Group employee benefits products	$ 113,554	$1,122,338	$ 44,655	$ -
Asset accumulation products	55,340	38,674	-	817,543
Other	-	118,640	-	-
Total	$ 168,894	$1,279,652	$ 44,655	$ 817,543
2000				
Group employee benefits products	$ 100,701	$1,026,307	$ 46,725	$ -
Asset accumulation products	55,855	21,956	-	782,452
Other	-	121,881	-	-
Total	$ 156,556	$1,170,144	$ 46,725	$ 782,452
1999				
Group employee benefits products	$ 86,406	$ 975,805	$ 24,186	$ -
Asset accumulation products	57,766	39,468	-	676,664
Other	-	125,414	-	-
Total	$ 144,172	$1,140,687	$ 24,186	$ 676,664

	Premium and Fee Income [(1)]	Net Investment Income	Benefits, Claims and Interest Credited to Policyholders	Amortization of Cost of Business Acquired	Other Operating Expenses
2001					
Group employee benefits products	$ 487,994	$ 82,858	$ 365,811	$ 30,415	$ 101,665
Asset accumulation products	3,088	69,658	49,455	4,285	5,572
Other	16,122	4,993	1,730	-	24,128
Total	$ 507,204	$ 157,509	$ 416,996	$ 34,700	$ 131,365
2000					
Group employee benefits products	$ 447,690	$ 99,924	$ 295,321	$ 25,307	$ 92,332
Asset accumulation products	2,551	79,319	45,563	4,419	5,432
Other	16,116	5,333	1,874	-	23,314
Total	$ 466,357	$ 184,576	$ 342,758	$ 29,726	$ 121,078
1999					
Group employee benefits products	$ 467,922	$ 95,959	$ 338,130	$ 23,889	$ 83,617
Asset accumulation products	2,126	79,545	38,955	3,578	5,948
Other	15,220	5,441	1,324	-	25,777
Total	$ 485,268	$ 180,945	$ 378,409	$ 27,467	$ 115,342

(1) Net written premiums for casualty insurance products totaled $105.5 million, $93.4 million and $81.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
REINSURANCE
(Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Life insurance in force as of December 31, 2001	$ 79,302,191	$ 6,077,095	$ 38,101	$ 73,263,197	- %
Year ended December 31, 2001:					
Premium and fee income:					
Life insurance and annuity	$ 194,851	$ 21,828	$ 3,420	$ 176,443	2 %
Accident and health insurance	251,132	44,597	9,317	215,852	4 %
Casualty insurance	150,684	60,273	10,362	100,773	10 %
Other	14,136	-	-	14,136	
Total premium and fee income	$ 610,803	$ 126,698	$ 23,099	$ 507,204	
Life insurance in force as of December 31, 2000	$ 71,047,412	$ 4,418,697	$ 41,460	$ 66,670,175	- %
Year ended December 31, 2000:					
Premium and fee income:					
Life insurance and annuity	$ 180,910	$ 20,240	$ 1,716	$ 162,386	1 %
Accident and health insurance	231,676	45,390	21,162	207,448	10 %
Casualty insurance	110,006	45,760	18,169	82,415	22 %
Other	14,108	-	-	14,108	
Total premium and fee income	$ 536,700	$ 111,390	$ 41,047	$ 466,357	
Life insurance in force as of December 31, 1999	$ 64,502,651	$ 4,347,943	$ 6,003,633	$ 66,158,341	9 %
Year ended December 31, 1999:					
Premium and fee income:					
Life insurance and annuity	$ 169,507	$ 19,537	$ 38,481	$ 188,451	20 %
Accident and health insurance	223,870	43,068	23,511	204,313	12 %
Casualty insurance	79,112	26,187	26,523	79,448	33 %
Other	13,056	-	-	13,056	
Total premium and fee income	$ 485,545	$ 88,792	$ 88,515	$ 485,268	

DELPHI FINANCIAL GROUP, INC. AND SUBSIDIARIES
SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE OPERATIONS
(Dollars in Thousands)

	December 31,	
	2001	2000
Deferred policy acquisition costs	$ 5,566	$ 4,315
Reserves for unpaid claims and claim expenses (1)	506,778	447,055
Discount, if any, deducted from above (2)	224,241	203,710
Unearned premiums	40,499	43,383

	Year Ended December 31,		
	2001	2000	1999
Earned premiums	$ 100,773	$ 82,415	$ 79,448
Net investment income	38,641	38,318	33,383
Claims and claim expenses incurred related to:			
Current year (1)	73,782	41,716	47,774
Prior years (3)	13,896	(1,584)	(2,165)
Amortization of deferred policy acquisition costs	8,094	4,862	5,583
Paid claims and claim adjustment expenses (4)	(23,758)	44,774	47,105
Net premiums written	105,511	93,383	81,281

(1) Claims and claim expenses for 2001 include a charge for reserve strengthening of $39.3 million primarily related to an unusually high number of large losses in the Company's excess workers' compensation business. See Note D to the Consolidated Financial Statements.

(2) Based on interest rates ranging from 3.7% to 7.5%.

(3) In 2001, the claims and claim expenses incurred related to prior years reflect the accretion of discounted reserves and unfavorable claims development. In 2000 and 1999, the claims and claim expenses incurred related to prior years reflect favorable claims development offset by the accretion of discounted reserves.

(4) In 2001, the paid claims and claim adjustment expenses reflect the Company's receipt of $74.3 million related to the commutation of the reinsurance agreements with Oracle Re.

Board of Directors

Robert Rosenkranz
Chairman of the Board, President and Chief Executive Officer

Edward A. Fox
Chairman of the Board
USA Education, Inc.

Charles P. O'Brien
Chairman Emeritus
Reliance Standard Life Insurance Company

Lewis S. Ranieri
Chairman and Chief Executive Officer
Ranieri & Co., Inc.

Thomas L. Rhodes
President and Director
National Review

Robert M. Smith, Jr.
Executive Vice President
Delphi Financial Group, Inc.

B. K. Werner
Chairman Emeritus
Safety National Casualty Corporation

Corporate Information

Corporate Headquarters
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, DE 19899
(302) 478-5142 • (302) 427-7663 Fax

Registrar and Stock Transfer Agent
First Union National Bank
Corporate Trust Department - 1153
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28288-1153
(800) 829-8432

Annual Meeting
Tuesday, May 14, 2002, at 10:00AM
University Club
One West 54th Street
New York, NY 10019

Trading Market
New York Stock Exchange
Symbol: DFG

Independent Accountants
Ernst & Young LLP
Two Commerce Square, Suite 4000
2001 Market Street
Philadelphia, PA 19103

Investor Relations
Delphi Financial Group, Inc.
153 East 53rd Street
New York, NY 10022
(212) 303-4349 • (212) 319-6171 Fax
invrel@dlfi.com
www.delphifin.com

Principal Subsidiaries

Delphi Capital Management, Inc.
153 East 53rd Street
New York, NY 10022
(212) 838-7000 • (212) 838-7598 Fax • DELPHI@dlfi.com

Safety National Casualty Corporation
2043 Woodland Parkway, Suite 200
St. Louis, MO 63146
(314) 995-5300 • (314) 995-3843 Fax • SNCC@sncc.com
www.sncc.com

Reliance Standard Life Insurance Company
Two Commerce Square
2001 Market Street, Suite 1500
Philadelphia, PA 19103-7090
(800) 351-7500 • (267) 256-3556 Fax • RSLIC@rsli.com
www.rsli.com

Matrix Absence Management, Inc.
5225 Hellyer Avenue, Suite 210
San Jose, CA 95138-1001
(408) 360-8370 • (408) 360-9441 Fax • Webmaster@matrixcos.com
www.matrixcos.com

Principal Officers

Delphi Financial Group, Inc.

Robert Rosenkranz
Chairman of the Board, President and Chief Executive Officer

Thomas W. Burghart
Vice President and Treasurer

Chad W. Coulter
Vice President and General Counsel

Linda Eike
Secretary

Bernard J. Kilkelly
Vice President, Investor Relations

Robert M. Smith, Jr.
Executive Vice President

Reliance Standard Life Insurance Company

Charles P. O'Brien
Chairman Emeritus

Lawrence E. Daurelle
President and Chief Executive Officer

Thomas W. Burghart
Vice President and Treasurer

Chad W. Coulter
Vice President, General Counsel and Assistant Secretary

Charles T. Denaro
Assistant Vice President, Secretary and Deputy General Counsel

Christopher A. Fazzini
Senior Vice President, Sales and Marketing

Dan R. Green
Vice President, Underwriting

Frank W. Newdeck
Vice President, Information Services

Debra G. Staples
Vice President, Claims Administration

Safety National Casualty Corporation

B. K. Werner
Chairman Emeritus

Harold F. Ilg
Chairman of the Board

Terrence T. Schoeninger
President and Chief Executive Officer

John P. Csik
Vice President of Finance, Assistant Treasurer

Duane A. Hercules
Executive Vice President and Treasurer

Eugene R. Maier
Vice President, Workers' Compensation Underwriting

Jeffrey W. Otto
Senior Vice President, General Counsel and Secretary

Stuart M. Presson
Senior Vice President, Marketing

Carleton S. Reynolds, III
Vice President, Workers' Compensation Claims

Gerald R. Scott
Executive Vice President, Assistant Secretary

Mark A. Wilhelm
Executive Vice President

Matrix Absence Management, Inc.

Ivars Zvirbulis
President and Chief Operating Officer

Michael W. Fredricksen
Vice President and Chief Financial Officer

Suzanne Wilson
Vice President, Human Resources and Client Services

DELPHI

Financial Group, Inc.

Corporate Office:
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, DE 19899
(302) 478-5142
www.delphifin.com

DFG
LISTED
NYSE